UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2020

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

I.R.S. Employment Identification Number: 81-1867397

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. No.)

390 S. Liberty Street, Suite 100 Winston-Salem, NC	27101
(Address of principal executive offices)	(Zip Code)

(336) 477-2535
Issuer’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Part II

In this annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to HC Government Realty Trust, Inc., a Maryland corporation, together with its consolidated subsidiaries, including HC Government Realty Holdings, L.P., a Delaware limited partnership, which we refer to as our Operating Partnership. We refer to Holmwood Capital, LLC, a Delaware limited liability company, as Holmwood or our predecessor, and Holmwood Capital Advisors, LLC, a Delaware limited liability company, as HCA. As used in this annual report on Form 1-K, an affiliate of, or person affiliated with, a specified person, is a person, who or which, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the person specified.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K, or this annual report, that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference in this annual report.

The forward-looking statements included in this annual report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve, among other things, judgments with respect to future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

●
changes in economic conditions generally and in the real estate and securities markets specifically,
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the ability of our management team to source, originate and acquire suitable investment opportunities,
●
our expectation that there will be opportunities to acquire additional properties leased to the United States of America,
●
our expectations regarding demand by the federal government for leased space,
●
the United States General Services Administration (the “GSA”) (acting for the United States as Tenant) renewing or extending one or more of the leases for one or more of our GSA Properties (as defined below), whether pursuant to early termination options or at lease-end, and if not renewed or extended that we will be successful in re-leasing the space,
●
the impact of changes in real estate needs and financial conditions of federal, state and local governments,
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the continuing adverse impact of the novel coronavirus (COVID-19) on the United States, regional and global economies and our financial condition and results of operations,
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acts of terrorism and other disasters that are beyond our control,
●
legislative or regulatory changes impacting our business or our assets, including changes to the laws governing the taxation of real estate investment trust (“REITs”) and Securities and Exchange Commission (“SEC”) guidance related to Regulation A or the Jumpstart Our Business Startups Act (the “JOBS Act”),
●
our ability to raise equity or debt capital,
●
our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended (the “40 Act”), and other laws, or
●
changes to generally accepted account principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this annual report. All forward-looking statements are made as of the date of this annual report on Form 1-K and the risk that actual results will differ materially from the expectations expressed in this annual report on Form 1-K will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this annual report on Form 1-K, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this annual report on Form 1-K, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this annual report on Form 1-K will be achieved.

Item 1. Business

The Company

We are an internally-managed REIT, formed to grow our business of acquiring, developing, financing, owning and managing build-to-suit or improved-to-suit, single-tenant properties leased primarily to the United States of America and administered by the GSA or directly by the federal government agencies or departments occupying such properties (referred to as “GSA Properties”). We invest primarily in GSA Properties with sizes ranging from 5,000 to 50,000 rentable square feet, and in their first lease term after construction or improvement to post-9/11 standards. We generally intend to acquire GSA Properties that fulfill mission critical or citizen service functions. Leases associated with the GSA Properties in which our company invests are full faith and credit obligations of the United States of America.

Prior to March 14, 2019, we were externally managed by HCA, our former advisor. On March 14, 2019, we provided notice of nonrenewal (the “Nonrenewal Notice”) of our management agreement with HCA, and our board of directors (the “Board”) amended and restated our investment guidelines as of the date of the Nonrenewal Notice. Pursuant to the Nonrenewal Notice, the management agreement with HCA terminated on March 31, 2020. During the period between March 14, 2019 and March 31, 2020, we transitioned from being externally managed to a fully internally-managed company. In connection with the termination of the management agreement with HCA, we paid HCA a termination fee of $1,645,453, which was comprised of $1,275,000 in cash and $370,453 in shares of common stock of the Company, at a per share price of $7.17, for a total of 51,667 shares.

As of the filing of this report, our portfolio consists of 24 GSA Properties, comprised of 20 GSA Properties that we own in fee simple, one GSA Property that we own subject to a ground lease and three GSA Properties for which we have all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership including for federal income tax purposes, each of which is leased to the United States. Our portfolio of GSA Properties (“Portfolio Properties”), which includes four properties acquired during the year ended December 31, 2020, contains approximately 447,672 rentable square feet located in 16 states. Based on net operating income of our Portfolio Properties, our portfolio has a weighted average remaining lease term of 9.2 years if none of the early termination rights are exercised and 5.4 years if all of the early termination rights are exercised.

The GSA-leased, real estate asset class has a number of attributes that we believe will offer our stockholders significant benefits, including a highly creditworthy and very stable tenant base, long-term lease structures and low risk of tenant turnover. GSA leases are backed by the full faith and credit of the United States, and the GSA has never experienced a financial default. Payment of rents under GSA leases are funded through the Federal Buildings Fund and are not subject to direct federal appropriations, which can fluctuate with federal budget and political priorities. In addition to presenting reduced risk of default, GSA leases typically have long initial terms of ten to 20 years with renewal leases having terms of five to ten years, which limit operational risk. Upon renewal of a GSA lease, base rent typically is reset based on a number of factors at the time of renewal, including inflation and the replacement cost of the building, that we generally expect will increase over the life of the lease.

GSA-leased properties generally provide attractive investment opportunities but require specialized knowledge and expertise. Each U.S. Government agency has its own customs, procedures, culture, needs and mission, which results in different requirements for its leased space. Furthermore, the GSA-leased sector is highly fragmented with a significant amount of non-institutional owners. Moreover, while there are a number of national real estate brokers that hold themselves out as having GSA-leased property expertise, there are no national or regional clearing houses for GSA-leased properties. Long-term relationships and specialized institutional knowledge regarding the agencies, their space needs and the hierarchy and importance of a property to its tenant agency are crucial to understanding which agencies and properties present the greatest likelihood of long-term agency occupancy, and, therefore, to identifying and acquiring attractive GSA-leased properties. Our portfolio is diversified among occupying agencies, including a number of the largest and most essential agencies, such as the Drug Enforcement Administration, the Federal Bureau of Investigation, the U.S. Citizenship and Immigration Services, the U.S. Social Security Administration and the Department of Veterans Affairs.

We operate as an umbrella partnership REIT (“UPREIT”), which means that we conduct substantially all of our business through our Operating Partnership for which we serve as the general partner. Our GSA Properties are owned by us through single-purpose entities, 21 of which are wholly owned by our Operating Partnership and three of which are consolidated variable interest entities based upon management’s determination that the Operating Partnership has a variable interest in the entities and is the primary beneficiary. While we focus on investments in GSA Properties, in the future we also may invest in state and local government, mission critical single tenant properties or properties previously (but not exclusively) leased to the United States, the GSA or one or more occupying agencies.

We believe in the long-term there will be a consistent flow of GSA Properties that meet our target investment criteria for purposes of acquisition, leasing and managing, which we expect will enable us to continue our platform into the foreseeable future. We do not anticipate making acquisitions outside of the United States or its territories.

We primarily make direct acquisitions of GSA Properties, but we may also invest in GSA Properties through indirect investments, such as joint ventures, whereby we may own less than 100% of the beneficial interest therein; provided, that in such event, we will acquire at least 50% of the outstanding voting securities in the investment, or otherwise comply with SEC staff guidance regarding majority-owned subsidiaries so that the investment meets the definition of “majority-owned subsidiary” under the 40 Act.

Our Competitive Strengths and Strategic Opportunities

We believe that we will benefit from the alignment of the following competitive strengths and strategic opportunities:

High Quality Portfolio Leased to Mission-Critical U.S. Government Agencies

●
We own a portfolio of 24 GSA Properties, comprised of 20 GSA Properties that we own in fee simple, one GSA Property that we own subject to a ground lease and three GSA Properties for which we have all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership including for federal income tax purposes, each of which is leased to the United States. As of the date of this annual report on Form 1-K, based upon net operating income, the weighted average age of our Portfolio Properties is approximately 8.5 years1, and the weighted average remaining lease term is approximately 9.2 years if none of the early termination rights are exercised and 5.4 years if all of the early termination rights are exercised.
●
All of our Portfolio Properties are occupied by agencies that serve mission-critical or citizen service functions.
●
Our Portfolio Properties generally meet our investment criteria, which target GSA Properties with sizes ranging between 5,000 to 50,000 rentable square feet and in their first lease term after construction or improvement to post-9/11 standards.

Credit Quality of Tenant

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Leases are full faith and credit obligations of the United States and, as such, are not subject to the risk of annual appropriations.
●
Leases typically include inflation-adjusted rent increases for certain property operating costs, which the Company believes will mitigate expense variability.

Investment Strategy

We believe there is a significant opportunity to acquire and build a portfolio consisting of high-quality GSA Properties at attractive risk-adjusted returns. We continue to invest in GSA Properties primarily with sizes ranging from 5,000 to 50,000 rentable square feet, and in their first lease term after construction or improvement to post-9/11 standards. We generally intend to acquire GSA Properties that fulfill mission critical or citizen service functions. Leases associated with the GSA Properties in which our Company invests are full faith and credit obligations of the United States of America.

We believe the subset of GSA Properties on which we focus is highly fragmented and often overlooked by larger investors, which can provide opportunities for us to buy at more attractive pricing compared to other properties within the asset class. We also believe selection based on agency function, building use and location will help to mitigate risk of non-renewal. While we intend to focus on this subset of GSA Properties, we are not limited in the properties in which we may invest. We have the flexibility to expand our investment focus as market conditions may dictate, subject to broad investment policies adopted by our Board, as may be amended by the Board from time to time.

1 The weighted-average age of the properties in our portfolio is based on the later of (i) the date upon which the property was built or (ii) the date upon which the property was fully renovated.

Description of Our Properties

The following table presents an overview of our properties as of December 31, 2020:

Property	Current Occupant	Rentable Sq. Ft (RSF)	% of Portfolio 1	% Leased	Early Termination 2	Expiration Date	Effective Annual Rent	Effective Annual Rent per RSF	Effective Annual Rent % of Portfolio
Our Operating Properties
Port Saint Lucie, Florida	DEA	24,858	5.3%	100%	5/31/2022	5/31/2027	$574,614	$23.12	3.9%
Jonesboro, Arkansas	SSA	16,439	3.5%	100%	1/11/2022	1/11/2027	$625,808	$38.07	4.2%
Lorain, Ohio	SSA	11,607	2.5%	100%	3/31/2021	3/31/2024	$447,704	$38.57	3.0%
Cape Canaveral, Florida	CBP	14,704	3.1%	100%	7/15/2022	7/15/2027	$674,729	$45.89	4.6%
Johnson City, Tennessee	FBI	10,115	2.2%	100%	8/20/2022	8/20/2027	$397,468	$39.29	2.7%
Fort Smith, Arkansas	CIS	13,816	2.9%	100%	10/30/2024	10/30/2029	$428,907	$31.04	2.9%
Silt, Colorado	BLM	18,813	4.0%	100%	9/30/2024	9/30/2029	$389,095	$20.68	2.5%
Lakewood, Colorado	DOT	19,241	4.1%	100%	No Early Termination	6/20/2024	$466,253	$24.23	3.1%
Moore, Oklahoma	SSA	15,445	3.2%	100%	4/9/2022	4/9/2027	$532,136	$34.45	3.6%
Lawton, Oklahoma	SSA	9,298	2.0%	100%	8/16/2020	8/16/2025	$209,956	$22.58	1.4%
Norfolk, Virginia	SSA	53,917	11.5%	100%	No Early Termination	6/26/2027	$1,313,788	$24.37	8.9%
Montgomery, Alabama	CIS	21,420	4.6%	100%	12/8/2026	12/8/2031	$580,233	$27.09	3.9%
San Antonio, Texas	ICE	38,756	8.3%	100%	4/30/2022	4/30/2027	$1,093,962	$28.23	7.4%
Knoxville, Iowa	VA	12,833	2.7%	100%	No Early Termination	1/11/2032	$690,057	$53.77	4.7%
Champaign, Illinois	FBI	11,180	2.4%	100%	4/12/2028	4/12/2033	$372,231	$33.29	2.5%
Sarasota, Florida	USDA	28,210	6.0%	100%	7/19/2028	7/19/2038	$919,688	$32.60	6.2%
Monroe, Louisiana	VA	21,124	4.5%	100%	No Early Termination	9/30/2023	$746,442	$35.34	5.0%
Ft. Lauderdale, Florida	ICE	16,000	3.4%	100%	4/9/2028	4/9/2033	$704,295	$44.02	4.7%
Lawrence, Kansas	USGS	16,000	3.4%	100%	No Early Termination	2/28/2033	$597,181	$37.32	4.0%
Oklahoma City, Oklahoma	ICE	16,991	3.6%	100%	12/27/2028	12/27/2033	$484,443	$28.51	3.3%
Birmingham, Alabama	ICE	12,470	2.7%	100%	10/31/2034	10/31/2039	$447,985	$35.93	3.0%
Columbia, South Carolina	DEA	19,368	4.1%	100%	8/4/2030	8/4/2035	$587,475	$30.33	4.0%
Lakewood, Washington	ICE	9,567	2.0%	100%	2/27/2029	2/27/2034	$463,894	$48.49	3.1%
Total - Our Operating Properties		432,172	92.0%	100%			$13,748,344	$31.81	92.60%

Our Development Property
Portland, Maine	CIS	15,500	3.3%	100%	6/29/2031 3	6/29/2036 3	$494,941	$31.93	3.34%
Total - Our Development Property		15,500	3.3%	100%			$494,941	$31.93	3.34%

Total - Our Portfolio		447,672	95.3%	100%			$14,243,285	$31.82	95.9%

Our Pipeline
Houston, Texas	SSA	21,019	4.5%	100%	2/21/2030	2/21/2035	$585,660	$27.86	3.95%
Total - Our Pipeline		21,019	4.5%	100%			585,660	$27.86	3.95%

Total - Our Portfolio and Pipeline		468,691	100%	100%			$14,828,945	$31.64	100%

1 By rentable square footage.
2 The early termination date, if any, for each lease generally represents the commencement of the time period during which our tenant may exercise its right to terminate the lease, in whole or in part, at any time effective on or after such date by providing us with sufficient prior written notice.  The prior written notice required for early termination under each lease ranges from 60 to 180 days. If our tenant exercises its early termination rights with respect to any lease, we cannot guarantee that we will be able to re-lease the premises on comparable terms, if at all. The lease expiration date is the date the applicable lease will terminate if the early termination is not exercised or if no early termination right exists.
3 Early termination date and lease expiration date are based on the estimated development project completion.

2019 Recapitalization Transaction

On March 19, 2019, we consummated a recapitalization transaction (the “Recapitalization Transaction”) with Hale Partnership Capital Management, LLC (“Hale”) and certain affiliated investors (each, a “Recapitalization Investor” and collectively, the “Recapitalization Investors”), pursuant to which (i) certain of such Recapitalization Investors provided a $10,500,000 mezzanine loan to us through our Operating Partnership, (ii) certain of such Recapitalization Investors purchased 1,050,000 shares of our 10.00% Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”) and (iii) a Recapitalization Investor purchased 300,000 shares of our common stock. Additional description of the Recapitalization Transaction can be found on our Current Report on Form 1-U located at: https://www.sec.gov/Archives/edgar/data/1670010/000165495419002955/hcgrt_1u.htm.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a real estate investment trust, or REIT, formed to grow our business of acquiring, developing, financing, owning and managing build-to-suit or improved-to-suit, single-tenant properties leased primarily to the United States of America and administered by the GSA or directly by the federal government agencies or departments occupying such GSA Properties. We invest primarily in GSA Properties in sizes that range from 5,000 to 50,000 rentable square feet that are in their first lease term after construction or improvement to post-9/11 standards. We further emphasize GSA Properties that fulfill mission critical or direct citizen service functions.  Leases associated with the GSA Properties in which our company invests are full faith and credit obligations of the United States of America. We intend to grow our portfolio primarily through acquisitions of single-tenanted, federal government-leased properties in such markets; although, at some point in the future we may elect to develop, or joint venture with others in the development of, competitively bid, built-to-suit, single-tenant, federal government-leased properties, or buy facilities that are leased to credit-worthy state or municipal tenants.

As of December 31, 2020, the Company owned 24 GSA Properties, comprised of 20 GSA Properties that we own in fee simple, one GSA Property that we own subject to a ground lease and three GSA Properties for which we have all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership including for federal income tax purposes, each of which is leased to the United States. Our Portfolio Properties contain approximately 447,672 rentable square feet located in 16 states. As of December 31, 2020, our Portfolio Properties are 100% leased to the United States of America and occupied by 11 different federal government agencies. Based on net operating income of each property, our portfolio has a weighted average remaining lease term of 9.2 years if none of the early termination rights are exercised and 5.4 years if all of the early termination right are exercised.

Our Operating Partnership, through wholly-owned special purpose entities, or SPEs, holds substantially all of our assets and conducts substantially all of our business. As of December 31, 2020, we owned approximately 55.9% of the aggregate common limited partnership interests in our Operating Partnership, or common units. We also own all of the preferred limited partnership interests in our Operating Partnership. We were formed in 2016 as a Maryland corporation and we have elected to be taxed as a REIT for federal income tax purposes commencing with our fiscal year ended December 31, 2017.

Our Predecessor

The term “our predecessor” refers to Holmwood and its three remaining consolidated, single purpose, wholly owned subsidiaries. Each such remaining subsidiary holds the fee interest in a Portfolio Property, of which the rights to the profits from, the leases for, any distributed cash flow from, and all of the benefits and burdens of ownership, including for federal income tax purposes, were contributed to our Operating Partnership by Holmwood on May 26, 2017.

Operating Results

For the year ended December 31, 2020

At December 31, 2020, we owned 21 properties and all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership including for federal income tax purposes for three other properties. Our portfolio comprises 447,672 rentable square feet located in 16 states and is 100% leased to the United States and either administered by the GSA or occupying department or agency.

During the year ended December 31, 2020, we earned revenues of $13,074,121 and incurred operating costs of $3,878,851. Our net operating income was $9,195,270 and our net loss was $6,924,575 for the year ended December 31, 2020. Our net loss attributed to our common stockholders was $5,586,611 after allocating $3,157,155 of the Company’s net loss to the noncontrolling interest in our Operating Partnership and after deducting preferred stock dividends of $1,819,191.

For the year ended December 31, 2019

At December 31, 2019, we owned 17 properties and all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership, including for federal income tax purposes, for three other properties. As of December 31, 2019, our portfolio comprised 390,767 rentable square feet located in 13 states and was 100% leased to the United States and either administered by the GSA or occupying department or agency.

During the year ended December 31, 2019, we earned revenues of $10,788,099 and incurred operating costs of $3,356,328. Our net operating income was $7,431,771 and our net loss was $8,469,335 for the year ended December 31, 2019. Our net loss attributed to our common stockholders was $7,611,041 after allocating $2,020,305 of the Company’s net loss to the noncontrolling interest in our Operating Partnership and after deducting preferred stock dividends of $1,162,011.

Calculating Net Operating Income

We believe that our net operating income, or NOI, a non-GAAP measure, is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization, interest expense, and asset management fees. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to the NOI of other REITs. We believe that NOI as we calculate it, provides a useful measure of operating performance not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a property-by-property basis, because NOI more meaningfully reflects the core operations of our properties as well as their performance by excluding items not related to property operating performance and by capturing trends in property operating expenses. However, NOI should only be used as an alternative measure of our financial performance.

The following table reflects a reconciliation of NOI to net loss as computed in accordance with GAAP for the periods presented.

	For the year ended December 31,
	2020	2019

Revenues	$13,074,121	$10,788,099
Less:
Operating expenses	3,644,299	3,087,487
Property management fee	234,552	268,841
Total expenses	3,878,851	3,356,328

Net operating income	9,195,270	7,431,771
Less:
Asset management fee	128,906	485,813
Corporate expenses	2,006,162	3,157,102
Depreciation and amortization	5,005,624	4,046,413
Interest expense	7,210,700	5,045,639
Loss on extinguishment of debt	933,051	966,200
Management termination fees	(4,547)	1,900,002
Gain on involuntary conversion	-	(192,717)
Equity-based compensation	839,949	492,654
Net loss	(6,924,575)	(8,469,335)
Less: Net loss attributable to noncontrolling interest	(3,157,155)	(2,020,305)
Net loss attributed to HC Gov Realty Trust, Inc.	(3,767,420)	(6,449,030)
Less: Preferred stock dividends	(1,819,191)	(1,162,011)
Net loss attributed to HC Gov Realty Trust, Inc. available to common shareholders	$(5,586,611)	$(7,611,041)

 Liquidity and Capital Resources

Our business model is intended to drive growth through acquisitions. Our Recapitalization Transaction, KeyBank Transaction (as defined below) and Series C Offering (as defined below) provided us with liquidity through both debt and equity investments. This allowed us to refinance our existing debt and provided us with additional capital to continue pursuing our acquisition strategies. In addition, access to the capital markets is an important factor for our continued success. In November 2019, our securities offering pursuant to Regulation A (the “Regulation A Offering”) expired and we did not file a post-qualification amendment to extend the Regulation A Offering. While we have currently elected to not continue to issue equity under Regulation A, we expect to continue to issue equity in our company with proceeds being used to acquire GSA Properties or buy facilities that are leased to credit-worthy state or municipal tenants. As of December 31, 2020, we had approximately $4,906,679 available in cash and cash equivalents.

Liquidity General

Our need for liquidity will be primarily to fund (i) operating expenses and cash dividends and distributions; (ii) property acquisitions; (iii) capital expenditures and development projects; (iv) payment of principal of, and interest on, outstanding indebtedness; and (v) other investments, consistent with our Investment Guidelines and Investment Policies.

As of the date of this annual report, we have two GSA Properties under contract and one GSA Property under development which will require approximately $9,500,000 and $1,900,000 of funding, respectively, through borrowings on our senior secured revolving credit facility.

Capital Resources

Our capital resources are substantially related to (i) our 2019 Recapitalization Transaction, (ii) KeyBank Transaction (as defined below) and (iii) the Series C Offering (as defined below). In connection with the Recapitalization Transaction, we received a $10,500,000 mezzanine loan through our Operating Partnership pursuant to a certain loan agreement (“Loan Agreement”), $10,500,000 through the issuance of our Series B Preferred Stock and $3,000,000 through the issuance of our common stock. This capital was primarily used to pay off existing debt, including accrued interest, in the aggregate amount of $20,139,316 comprised of $9,708,581 to pay off various debt affiliated with our former directors and officers or their affiliates, $1,439,557 of unsecured promissory notes payable to accredited investors, and $8,991,178 to pay off a loan cross-collateralized by four of our properties. The remaining $3,860,684 received from the Recapitalization Transaction was used to pay transaction-related expenses and past due accounts payable, with the balance reserved for general working capital purposes including pursuing and making acquisitions.

The Recapitalization Transaction permitted the issuance of up to an additional $10,000,000 of Series B Preferred Stock and the borrowing of up to an additional $10,000,000 of mezzanine debt, which was later increased in October 2019 to an additional $13,500,000 of mezzanine debt in the aggregate. In May 2019, we issued an additional $1,300,000 of Series B Preferred Stock and borrowed an additional $1,300,000 in mezzanine debt to partially finance our acquisition of our Portfolio Property in Monroe, Louisiana. In June 2019, we borrowed an additional $2,000,000 of mezzanine debt to partially refinance the mortgage debt on our Portfolio Property in San Antonio, Texas. In October 2019, we borrowed an additional $7,000,000 of mezzanine debt to partially finance our acquisition of our Portfolio Properties in Ft. Lauderdale, Florida, Lawrence, Kansas and Oklahoma City, Oklahoma. During the year ended December 31, 2020, we issued an additional $8,700,000 of Series B Preferred Stock to partially finance our acquisitions.

In October 2019, we also entered into a senior secured revolving credit facility (as amended, the “Credit Facility”) with KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and KeyBank National Association, as syndication agent and administrative agent, in connection with which we obtained commitments in an initial amount of $60,000,000 (the “KeyBank Transaction”) and borrowed an initial principal amount of $60,000,000 in order to refinance certain existing indebtedness and to partially finance our acquisition of our Portfolio Properties in Ft. Lauderdale, Florida, Lawrence, Kansas and Oklahoma City, Oklahoma. In December 2019, the Credit Facility was increased to provide total availability of up to $100,000,000, subject to customary terms and availability conditions. The Credit Facility includes an accordion feature that will permit the Company to further increase the amount of commitments available to the Company, up to $200,000,000, subject to customary terms and conditions. The Company intends to use the Credit Facility to repay certain indebtedness, fund acquisitions and capital expenditures and provide working capital.

As of December 31, 2020, we had borrowed approximately $15,650,000 and had approximately $84,350,000 committed and undrawn under our Credit Facility.

On August 14, 2020, the Company completed the sale and issuance of 3,600,000 shares of the Company’s 7.00% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”) to qualified investors in a private offering pursuant to exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder, for an aggregate purchase price of $90,000,000 (the “Series C Offering”). After deducting a placement agent fee of $2,835,000, net proceeds to the Company from the Series C Offering were $87,165,000. On August 14, 2020, the Company used $21,846,295 and $62,100,000 of the net proceeds from the Series C Offering to repay all outstanding mezzanine debt and amounts outstanding under the Credit Facility, respectively, as of such date.

Trend Information

Our Company, through our Operating Partnership is engaged primarily in the acquisition, leasing and disposition of single-tenanted, mission critical or customer facing properties, leased to the United States of America Government throughout the country. As full faith and credit obligations of the United States, these leases offer risk-adjusted returns that are attractive, inasmuch as there continues to be no appreciable yield of comparable credit quality in the marketplace.

Prior to our Recapitalization Transaction, our Company had been capital constrained, which affected liquidity adversely from an operating perspective and the ability of our Company to manage several viable acquisition opportunities at the same time. We believe the Recapitalization Transaction enabled management to accelerate its acquisition plans and provided much needed liquidity to our Company during 2019 and 2020. While there can be no assurance, we believe our Credit Facility and the proceeds of the Series C Offering will support our Company’s growth strategy, provide liquidity to recruit and retain qualified personnel, and enhance purchasing power for goods and services in connection with the operation of our Portfolio Properties.

We are not aware of any material trends, uncertainties, demands, commitments or events, favorable or unfavorable, other than the effect of national economic conditions and the impact of the COVID-19 pandemic on real estate generally, that may reasonably be anticipated to have a material effect on our revenue or income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily to be indicative of future operating results or our financial condition.

 Item 3. Directors and Officers

The individuals listed below are our executive officers and directors. The following table and biographical descriptions set forth certain information with respect to the individuals who currently serve as our directors and the executive officers:

Name	Position	Age	Term of Office
Steven A. Hale II	Chairman, Chief Executive Officer and President	37	March 2019
Jacqlyn Piscetelli	Chief Financial Officer, Treasurer and Secretary	37	March 2019
Brad G. Garner	Director	38	March 2019
Matthew A. Hultquist	Director and Head of Acquisitions and Business Development	42	March 2019
Jeffrey S. Stewart	Director	54	March 2019
Anthony J. Sciacca, Jr.	Director	50	September 2019

Steven A. Hale II. Mr. Hale has managed the Hale Partnership Fund LP, MGEN-II Hale Fund LP, Clark-Hale Fund LP, and Hale Medical Office Building Fund, LP, via Hale Partnership Capital Management, LLC, since September 2010. In November 2017, Mr. Hale was named Chairman of the Board for Stanley Furniture Company, Inc. (since renamed HG Holdings, Inc.). He has served as Chief Executive Officer of HG Holdings, Inc. since March 2018. Prior to founding Hale Partnership Capital Management, LLC, Mr. Hale worked for Babson Capital Management, LLC where he was responsible for primary coverage of distressed debt investments across a variety of industries including manufacturing commercial real estate, services, and casinos/gaming. Prior to joining Babson, Mr. Hale was a Leveraged Finance Analyst at Bank of America Securities. Mr. Hale graduated from Wake Forest University in 2005, where majored in economics, minored in psychology and religion, and was a three-year letterman on the varsity football team.

Jacqlyn Piscetelli. Ms. Piscetelli served as Chief Financial Officer of Stanley Furniture Company, LLC (“Stanley Furniture”) from March 2018 until January 2019 where she directed all finance and accounting operations. Prior to joining Stanley Furniture, Ms. Piscetelli served as the Financial Executive – Governance for the Financial Management group at BB&T Corporation (“BB&T”) from 2016 to 2018 where she managed BB&T’s Sarbanes-Oxley Section 302 and 404 compliance programs. From 2013 to 2016, Ms. Piscetelli worked in BB&T’s Accounting Policy group where she was primarily responsible for monitoring the issuance of new accounting pronouncements and evaluating their impact on the financial institution. Ms. Piscetelli spent over 7 years in public accounting at Ernst & Young LLP (“EY”) in their Assurance practice. At EY, she served both public and private clients with domestic and foreign operations across a variety of industries including manufacturing and distribution, automotive, retail and financial services. Ms. Piscetelli graduated from Wake Forest University in 2006 with a B.S. and M.S. in Accountancy.

Brad G. Garner. Mr. Garner joined Hale Partnership Capital Management, LLC in 2015 as Chief Financial Officer and Partner. In April 2018, Mr. Garner was named Chief Financial Officer of HG Holdings, Inc. (formerly Stanley Furniture Company, Inc.). Mr. Garner leads real estate efforts and private equity investments for the Hale entities. He has also served as Chief Financial Officer of Best Bar Ever, Inc., a protein bar business from 2015 to 2017. Mr. Garner assisted in raising and structuring a capital investment and successful exit to a strategic partner while overseeing all financial reporting functions during a two-year time horizon. Prior to taking on that role, he spent ten years in public accounting at Dixon Hughes Goodman LLP (“DHG”), the largest public accounting firm headquartered in the Southeast, as a Senior Tax Manager. At DHG, he served domestic closely held companies (specifically pass-through entities) and individuals. These clients represented a variety of industries including manufacturing and distribution, construction and real estate, and financial institutions. Mr. Garner earned a B.S. and M.S. in Accounting from Wake Forest University in 2006.

Matthew A. Hultquist. Mr. Hultquist has served as the Managing Member of Hillandale Advisors, a private investment and advisory firm that works with private businesses and their owners on strategic growth since January 2017. From 2006 to 2016, Mr. Hultquist served on the investment team at Sasco Capital, Inc., a public equity asset management firm overseeing more than $4 billion of assets for public funds, corporations and endowments. Sasco Capital invested in mid to large capitalization public companies undergoing corporate restructuring, transformation, or management change. Mr. Hultquist earned a B.S. in Finance from Wake Forest University and M.B.A. from Columbia Business School.

Jeffrey S. Stewart. Mr. Stewart has been the Chairman of the Foursquare Foundation Investment Committee since 2008. Mr. Stewart also currently sits on Morgan Stanley’s North Haven Credit Advisory Board. Mr. Stewart is a highly experienced portfolio manager with 24 years of experience investing and researching debt and equity, including equity research at Interstate/Johnson Lane, a financial services company, and fixed income at First Union National Bank, and portfolio management at Babson Capital Management, LLC. Mr. Stewart started his career as a United States Marine in 1985. Three time meritoriously promoted, he was awarded a NROTC scholarship in 1988 and attended UNC Chapel Hill, where he received a BSBA with a concentration in finance and a minor in history with distinction.

Anthony J. Sciacca, Jr. Mr. Sciacca served as Head of Global Alternative Investments at Barings Real Estate Advisers LLC (now known as Babson Capital Management LLC). Mr. Sciacca was responsible for overseeing the group's investment activities across private equity, asset-based investments, and real assets. He served as the Head of Barings Alternative Investments at Barings LLC. Previously, he served as a Managing Director, Head of Babson Capital Strategic Investors and Head of Global Business Development Group at Babson. In this capacity, he drove business development initiatives across Babson's investment strategies from fixed income to alternative asset markets and oversaw the management of Babson's institutional and retail relationships globally. He joined Babson in 2006. He also led the middle-market bank loan business at Babson’s U.S. bank loan team. Mr. Sciacca was also a member of Babson’s Senior Management Team and the President of Babson Capital Securities. He was a Managing Director and the Head of Structured Credit Origination for the collateralized loan obligation and corporate collateralized debt obligation businesses at Wachovia Securities. Mr. Sciacca was employed at Wachovia Securities from April 2002 to April 2006. Before that, he was a Managing Director at Bear, Stearns & Co. where he was a structured credit market specialist. Mr. Sciacca was an Associate Director at Bank of America from October 1996 to September 2000. He served as a Consultant at Accenture from September 1993 until October 1996. He also worked in middle market senior lending as well as financial services consulting with Accenture. Mr. Sciacca serves as a member of the Board of Managers of Cornerstone Real Estate Advisors LLC. He has worked in the industry since 1993 and his industry experience encompasses private equity, middle market finance and structured credit. He received a B.S. degree in Applied Economics from Cornell University in 1993.

Executive Compensation

The following table summarizes compensation to our executive officers for the year ended December 31, 2020 and 2019, respectively:

Name	Year	Salary	Equity Awards	Total Compensation
Steven A. Hale II	2020	$225,000	$2,062,574	$2,287,574
Chairman of the Board of Directors, Chief Executive Officer and President	2019	$175,625	$225,000	$400,625
Jacqlyn Piscetelli	2020	$150,000	$314,832	$464,832
Chief Financial Officer	2019	$117,083	$50,000	$167,083
Matthew A. Hultquist	2020	$81,250	$171,532	$252,782
Director and Head of Acquisitions and Business Development	2019	$58,272	$50,000	$108,272

On December 21, 2020, the Company granted an aggregate of 221,069 long-term incentive plan units (“LTIP Units”) in the Operating Partnership to Mr. Hale. Of the total 221,069 LTIP Units granted, 24,116 LTIP Units vested immediately upon the grant date and 196,953 LTIP Units vest over five years.

Also on December 21, 2020, the Company granted an aggregate of 33,744 LTIP Units to Ms. Piscetelli. Of the total 33,744 LTIP Units granted, 10,718 LTIP Units vested immediately upon the grant date and 23,026 LTIP Units vest over two years.

Also on December 21, 2020, the Company granted an aggregate of 18,385 LTIP Units to Mr. Hultquist. Of the total 18,385 LTIP Units granted, 5,359 LTIP Units vested immediately upon the grant date and 13,026 LTIP Units vest over two years.

The fair value of each grant was $9.33 per share, the estimated net asset value per share of the Company’s common stock as of June 30, 2020.

Director Compensation

In 2020, we granted $42,000 of share-based compensation in the form of restricted shares of our common stock to certain of our non-employee directors, which vest on December 21, 2021. In 2019, we granted $35,000 of share-based compensation in the form of restricted shares of our common stock to each of our non-employee directors, which vested in September 2020.

A description of our 2016 Equity Incentive Plan is incorporated by reference herein from the post-qualification amendment to our Offering Statement on Form 1-A located at: https://www.sec.gov/Archives/edgar/data/1670010/000165495418012065/hcgov_1apos.htm under the caption “COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS— HC Government Realty Trust 2016 Long Term Incentive Plan.”

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the filing of this report, certain information regarding the beneficial ownership of our stock for (1) each person who is the beneficial owner of 10% or more of our outstanding shares of any class of voting stock and (2) each of our directors and executive officers as a group, individually naming each director or executive officer who is the beneficial owner of 10% or more of our outstanding shares of any class of voting stock. Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, our shares of common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the filing of this report or will become exercisable within 60 days thereof, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Common Stock	All Executive Officers and Directors1	41,188 Shares	N/A	2.6%
Common Stock	HG Holdings, Inc.2	300,000 Shares	N/A	19.2%
Series B Preferred Stock	All Executive Officers and Directors1	1,025,000 Shares3	N/A	50.0%
Series B Preferred Stock	Steven A. Hale II 4	1,025,000 Shares3	N/A	50.0%
Series B Preferred Stock	Hale Partnership Capital Management 5,6	1,025,000 Shares	N/A	50.0%
Series B Preferred Stock	HG Holdings, Inc.2	1,025,000 Shares	N/A	50.0%
Series B Preferred Stock	The Vanderbilt University7	500,000 Shares	N/A	24.4%
Series B Preferred Stock	International Church of the Foursquare Gospel8	250,000 Shares	N/A	12.2%
Series C Preferred Stock	Equitrust Life Insurance Company9	800,000 Shares	N/A	22.2%

1 The address of each beneficial owner is 390 S Liberty Street, Suite 100, Winston-Salem, NC 27101.
2 The address of HG Holdings, Inc. is 2115 E. 7th Street, Suite 101, Charlotte, NC 27804.
3 Includes the shares of Series B Preferred Stock directed by Hale Partnership Capital Management (“HPCM”).
4 Includes all shares of the Series B Preferred Stock that Steven A. Hale II controls directly or indirectly through affiliated entities of which Steven A. Hale II disclaims beneficial ownership.
5 The address of HPCM is 3675 Marine Drive, Greenville, NC 27834.
6 HPCM serves as investment manager or adviser to commingled funds, group trusts and separate accounts (such investment companies, funds, trusts and accounts, collectively referred to as the “Funds”). In certain cases, HPCM may act as an adviser or sub-adviser to certain Funds. In its role as investment adviser, sub-adviser and/or manager, HPCM may possess voting and/or investment power over the securities of the Company owned by the Funds and may be deemed to be the beneficial owner of these shares. However, all securities reported on the table are owned by the Funds, and HPCM disclaim beneficial ownership of all of the shares shown. HPCM's shares include 500,000 shares beneficially owned by The Vanderbilt University and 250,000 shares beneficially owned by International Church of the Foursquare Gospel, over which HPCM maintains voting control.

7 The address of The Vanderbilt University is 2100 West End Ave, Nashville, TN 37203.
8 The address of International Church of the Foursquare Gospel is 1910 W. Sunset Boulevard, Suite 200, Los Angeles, CA 90026.
9 The address of Equitrust Life Insurance Company is 222 W Adams Street, Suite 2150, Chicago, IL 60606.

 Item 5. Interest of Management and Others in Certain Transactions

The information included above under the caption “Item 1. Business—2019 Recapitalization Transaction” is hereby incorporated by reference into this Item 5.

Series B Preferred Stock Issuances

In May 2019, the Company issued 130,000 shares of its Series B Preferred Stock to a Recapitalization Investor, for total proceeds of $1,300,000, to partially finance the acquisition of the property located in Monroe, Louisiana.

In April 2020, the Company issued a total of 350,000 shares of its Series B Preferred Stock to a Recapitalization Investor, for total proceeds of $3,500,000, to partially finance the acquisition of the property located in Birmingham, Alabama.

In June 2020, the Company issued 475,000 shares of its Series B Preferred Stock to a Recapitalization Investor, for total proceeds of $4,750,000, to partially finance the acquisition of the property located in Columbia, South Carolina.

In December 2020, the Company issued 45,000 shares of its Series B Preferred Stock to an investor affiliated with Hale, for total proceeds of $450,000, to partially fund the development project of the property located in Portland, Maine.

Mezzanine Loans

In May 2019, the Operating Partnership borrowed an additional $1,300,000 term loan under the Loan Agreement to partially finance the acquisition of the property located in Monroe, Louisiana.

In June 2019, the Operating Partnership borrowed an additional $2,000,000 term loan under the Loan Agreement in connection with the refinancing of the mortgage note payable on the property located in San Antonio, Texas that matured in June 2019.

In October 2019, the Operating Partnership borrowed an additional $7,000,000 term loan under the Loan Agreement to partially finance the acquisitions of the properties located in Ft. Lauderdale, Florida, Lawrence, Kansas and Oklahoma City, Oklahoma.

Real Estate Notes

On May 1, 2019, one of our single-purpose entities that is wholly-owned by our Operating Partnership borrowed $2,550,000 from the Hale Partnership Fund, L.P. to partially finance the acquisition of our GSA Property located in Monroe, Alabama. The unsecured loan was subject to a variable interest rate based on one-month LIBOR plus 225 basis points. This loan was fully repaid with proceeds from the KeyBank Transaction. The loan was not subject to any prepayment penalty.

On June 5, 2019, one of our single-purpose entities that is wholly-owned by our Operating Partnership borrowed $5,000,000 from the Hale Partnership Fund, L.P. to partially refinance the mortgage on our GSA Property located in San Antonio, Texas. The unsecured loan was subject to a fixed interest rate of 5.50%. This loan was fully repaid with proceeds from the KeyBank Transaction. The loan was not subject to any prepayment penalty.

Predecessor Payables

Our Company had outstanding payables to our predecessor for various expenses paid on our behalf by our predecessor in the amount of $408,514. As of the date of this annual report, this amount remains outstanding.

Item 6. Other Information

None

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
HC Government Realty Trust, Inc.
Winston-Salem, North Carolina

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of HC Government Reality Trust, Inc. and subsidiaries (collectively, “the Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Cherry Bekaert LLP

We have served as the Company’s auditor since 2016.

Richmond, VA
April 2, 2021

HC Government Realty Trust, Inc.
Consolidated Balance Sheets
December 31, 2020 and 2019

	December 31, 2020	December 31, 2019
ASSETS
Investment in real estate, net	$109,066,096	$96,972,845
Cash and cash equivalents	4,906,679	3,436,577
Restricted cash	192,068	120,166
Rent and other tenant receivables, net	1,339,332	1,136,496
Leasehold intangibles, net	11,231,765	9,319,030
Deposits on properties under contract	100,000	-
Deferred financing, net	1,610,851	2,023,844
Prepaid expenses and other assets	1,016,430	188,058
Total Assets	$129,463,221	$113,197,016

LIABILTIES
Revolving credit facility	$15,650,000	$60,950,000
Mandatorily redeemable preferred stock, net of unamortized deferred offering costs	86,667,285	$-
Mezzanine debt	-	20,800,000
Mortgages payable, net of unamortized debt costs	9,277,699	9,459,291
Declared dividends and distributions	2,509,506	721,733
Accrued interest payable	134,053	267,366
Accounts payable	1,050,383	591,791
Accrued expenses and other liabilities	1,130,736	1,289,450
Accrued management termination fee	-	1,650,000
Tenant improvement obligation	-	1,201,661
Acquisition fee payable	-	556,739
Below-market leases, net	551,759	753,515
Total Liabilities	116,971,421	98,241,546

COMMITMENTS AND CONTINGENCIES (Note 14)	-	-

STOCKHOLDERS' EQUITY
Preferred stock ($0.001 par value, 250,000,000 shares authorized and 2,081,000 and 1,324,500 shares issued and outstanding at December 31, 2020 and 2019, respectively)	2,081	1,324
Common stock ($0.001 par value, 750,000,000 shares authorized, 1,560,452 and 1,438,465 common shares issued and outstanding at December 31, 2020 and 2019, respectively)	1,561	1,438
Additional paid-in capital	30,751,943	24,463,133
Offering costs	(1,271,266)	(1,459,479)
Accumulated deficit	(13,092,046)	(9,324,626)
Accumulated dividends and distributions	(6,143,463)	(3,478,926)
Total Stockholders' Equity	10,248,810	10,202,864
Noncontrolling interest in operating partnership	2,242,990	4,752,606
Total Equity	12,491,800	14,955,470
Total Liabilities and Stockholders' Equity	$129,463,221	$113,197,016

The following table presents the assets and liabilities of the Company's three consolidated variable interest entities as of December 31, 2020 and 2019 which are included on the Consolidated Balance Sheets above. The assets in the table below include those assets that can only be used to settle obligations of the consolidated variable interest entities. The liabilities in the table below include third-party liabilities of the consolidated variable interest entities only, and for which creditors or beneficial interest holders do not have recourse to the Company, and exclude intercompany balances that eliminate in consolidation.

ASSETS OF CONSOLIDATED VARIABLE INTEREST ENTITIES THAT CAN ONLY BE USED TO SETTLE THE OBLIGATIONS OF CONSOLIDATED VARIABLE INTEREST ENTITIES:

Buildings and improvements, net	$10,842,846	$11,237,144
Intangible assets, net	128,130	264,538
Prepaids and other assets	418,292	358,998
Total Assets	$11,389,268	$11,860,680

LIABILITIES OF CONSOLIDATED VARIABLE INTEREST ENTITIES FOR WHICH CREDITORS OR BENEFICIAL INTEREST HOLDERS DO NOT HAVE RECOURSE TO THE COMPANY.

Mortgages payable, net	$9,277,699	$9,459,291
Intangible liabilities, net	33,053	79,237
Accounts payable and accrued expenses	176,964	205,862
Total liabilities	$9,487,716	$9,744,390

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Consolidated Statements of Operations
For the years ended December 31, 2020 and 2019

	For the years ended
	December 31, 2020	December 31, 2019
Revenues
Rental revenues	$12,655,991	$10,441,958
Real estate tax reimbursements and other revenues	418,130	346,141
Total revenues	13,074,121	10,788,099

Operating expenses
Depreciation and amortization	5,005,624	4,046,413
General and administrative	1,271,553	885,888
Professional expenses	734,609	2,299,084
Real estate and other taxes	1,226,327	1,034,703
Repairs and maintenance	881,573	720,501
Janitorial	600,158	498,423
Utilities	537,642	489,905
Management fees	363,458	754,654
Insurance	248,189	172,129
Ground leases	95,983	91,755
Miscellaneous property expenses	54,427	52,201
Management termination fees	(4,547)	1,900,002
Equity-based compensation	839,949	492,654
Total operating expenses	11,854,945	13,438,312

Other (income) expense
Interest expense	7,210,700	5,045,639
Loss on extinguishment of debt	933,051	966,200
Gain on involuntary conversion	-	(192,717)
Net other (income) expense	8,143,751	5,819,122

Net loss	(6,924,575)	(8,469,335)
Less: Net loss attributable to noncontrolling interest in operating partnership	(3,157,155)	(2,020,305)
Net loss attributed to HC Government Realty Trust, Inc.	(3,767,420)	(6,449,030)
Preferred stock dividends	(1,819,191)	(1,162,011)
Net loss attributed to HC Government Realty Trust, Inc. available to common shareholders	$(5,586,611)	$(7,611,041)

Basic and diluted loss per share	$(3.67)	$(5.64)

Basic and diluted weighted-average common shares outstanding	1,523,719	1,348,958

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2020 and 2019

	Preferred Series A		Preferred Series B		Common Stock		Additional Paid-in	Offering	Accumulated	Cumulative Dividends and	Total Stockholders'	Non-controlling Interest in Operatig	Total
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Capital	Costs	Deficit	Distributions	Equity	Partnership	Equity
Balance, December 31, 2018	144,500	$144	-	$-	1,107,041	$1,107	$11,314,818	$(1,459,479)	$(2,875,596)	$(1,536,708)	$5,444,286	$5,385,704	$10,829,990
Proceeds from issuing common shares	-	-	-	-	300,000	300	2,999,700	-	-	-	3,000,000	-	3,000,000
Proceeds from issuing preferred shares	-	-	1,180,000	1,180	-	-	11,798,820	-	-	-	11,800,000	-	11,800,000
Equity-based compensation long-term incentive plan shares	-	-	-	-	-	-	-	-	-	-	-	144,499	144,499
Equity-based compensation - restricted stock	-	-	-	-	31,424	31	247,350	-	-	-	247,381	-	247,381
Dividends and distributions	-	-	-	-	-	-	-	-	-	(1,942,218)	(1,942,218)	(654,847)	(2,597,065)
Allocation of NCI in operating partnership	-	-	-	-	-	-	(1,897,555)	-	-	-	(1,897,555)	1,897,555	-
Net loss	-	-	-	-	-	-	-	-	(6,449,030)	-	(6,449,030)	(2,020,305)	(8,469,335)
Balance, December 31, 2019	144,500	$144	1,180,000	$1,180	1,438,465	$1,438	$24,463,133	$(1,459,479)	$(9,324,626)	$(3,478,926)	$10,202,864	$4,752,606	$14,955,470
Proceeds from issuing preferred shares	-	-	870,000	870	-	-	8,699,130	-	-	-	8,700,000	-	8,700,000
Repurchase of preferred shares	(113,500)	(113)	-	-	-	-	(2,837,387)	-	-	-	(2,837,500)	-	(2,837,500)
Issuance of common shares in connection with termination of management agreement	-	-	-	-	51,667	52	370,401	-	-	-	370,453	-	370,453
Issuance of common shares in satisfaction of acquisition fee payable	-	-	-	-	55,674	56	556,683	-	-	-	556,739	-	556,739
Equity-based compensation long-term incentive plan shares	-	-	-	-	-	-	-	-	-	-	-	754,640	754,640
Equity-based compensation - restricted stock	-	-	-	-	14,646	15	85,294	-	-	-	85,309	-	85,309
Reimbursement of offering costs	-	-	-	-	-	-	-	188,213	-	-	188,213	-	188,213
Dividends and distributions	-	-	-	-	-	-	-	-	-	(2,664,537)	(2,664,537)	(692,412)	(3,356,949)
Allocation of NCI in operating partnership	-	-	-	-	-	-	(585,311)	-	-	-	(585,311)	585,311	-
Net loss	-	-	-	-	-	-	-	-	(3,767,420)	-	(3,767,420)	(3,157,155)	(6,924,575)
Balance, December 31, 2020	31,000	$31	2,050,000	$2,050	1,560,452	$1,561	$30,751,943	$(1,271,266)	$(13,092,046)	$(6,143,463)	$10,248,810	$2,242,990	$12,491,800

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2020 and 2019

	For the years ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(6,924,575)	$(8,469,335)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,755,760	3,074,466
Amortization of acquired lease-up costs	522,197	416,310
Amortization of in-place leases	727,667	555,637
Amortization of above/below-market leases, net	153,952	154,375
Amortization of debt issuance costs	842,941	864,927
Amortization of deferred offering costs	145,371	-
Equity-based compensation - long-term incentive plan units	754,640	144,499
Equity-based compensation - restricted shares	85,309	247,381
Gain on involuntary conversion	-	(192,717)
Change in assets and liabilities
Rent and other tenant receivables, net	(202,836)	(62,615)
Prepaid expense and other assets	(838,082)	552,767
Deposits on properties under contract	(100,000)	224,069
Accrued interest payable	(133,313)	(149,775)
Accounts payable and other accrued expenses	2,003,784	(125,627)
Accrued management termination fee	(1,279,547)	1,650,000
Tenant improvement obligation	(1,201,661)	(23,262)
Related party payable, net	-	(73,951)
Net cash used in operating activities	(1,688,393)	(1,212,851)

Cash flows from investing activities:
Capital improvements and development project funding	(866,949)	(565,658)
Real estate acquisitions and deposits	(18,490,659)	(22,492,920)
Net cash used in investing activities	(19,357,608)	(23,058,578)

Cash flows from financing activities:
Debt issuance costs	(398,890)	(2,216,921)
Dividends paid	(3,084,869)	(2,254,019)
Proceeds from sale of common stock	-	3,000,000
Proceeds from sale of preferred stock	8,700,000	11,800,000
Repurchase of preferred stock	(2,837,500)	-
Borrowings under revolving credit facility	15,950,000	60,950,000
Repayments under revolving credit facility	(61,250,000)	-
Proceeds from mandatorily redeemable preferred stock	90,000,000	-
Mandatorily redeemable preferred stock issuance costs	(3,478,086)	-
Mortgage proceeds	-	7,550,000
Mortgage principal payments	(212,650)	(64,265,736)
Proceeds from notes payable	-	20,934,000
Notes principal repayments	(20,800,000)	(1,314,000)
Notes principal repayments - related party	-	(9,518,000)

Net cash provided from financing activities	22,588,005	24,665,324

Net increase in Cash and cash equivalents and Restricted cash	1,542,004	393,895
Cash and cash equivalents and Restricted cash, beginning of period	3,556,743	3,162,848
Cash and cash equivalents and Restricted cash, end of period	$5,098,747	$3,556,743

Supplemental cash flow information:
Cash paid for interest	$3,940,819	$4,439,279
Cash paid for income taxes	$-	$-
Non cash investing and financing activities:
Common shares issued in connection with termination of management agreement	$370,453	$-
Common shares issued in satisfaction of acquisition fee payable	$556,739	$-
Reimbursement of offering costs	$188,213	$-
Capitalized acquisition fees	$-	$51,500

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

1.
Organization

HC Government Realty Trust, Inc. (the “REIT”), a Maryland corporation, was formed on March 11, 2016 to primarily source, acquire, own and manage built-to-suit and improved-to-suit, single-tenant properties leased by the United States of America through the U.S General Services Administration (“GSA Properties”). The REIT focuses primarily on GSA Properties within size ranges of 5,000 to 50,000 rentable square feet, and in their first lease term after construction or improvement to post-9/11 standards. Further, the REIT selects GSA Properties that fulfill mission critical or citizen service functions. Leases associated with GSA Properties are full faith and credit obligations of the United States of America and are administered by the U.S. General Services Administration or directly through the occupying federal agencies (collectively, the “GSA”).

The REIT owns its properties through the REIT’s subsidiary, HC Government Realty Holdings, L.P., a Delaware limited partnership (“Operating Partnership” and together with the REIT, the “Company”). The Operating Partnership invests through wholly-owned special purpose limited liability companies, or special purpose entities (“SPEs”). As of December 31, 2020, the REIT owned approximately 55.9% of the aggregate common limited partnership interests in our Operating Partnership, or common units, and all of the preferred limited partnership interests in our Operating Partnership, or preferred units.

The consolidated financial statements include the accounts of the Operating Partnership and related SPEs and the accounts of the REIT. As of December 31, 2020, the financial statements reflect the operations of 24 GSA Properties representing 447,672 rentable square feet located in 16 states. The properties are 100% leased to the government of the United States of America and based on net operating income, have a weighted average remaining lease term as of December 31, 2020 of 9.2 years if none of the early termination rights are exercised and 5.4 years if all of the early termination rights are exercised. The Company operates as an umbrella partnership real estate investment trust, or an UPREIT, and has elected to be treated as a real estate investment trust, or REIT, for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code, beginning with the taxable year ended December 31, 2017.

2.
Significant Accounting Policies

Basis of Accounting and Consolidation Basis - The accompanying consolidated financial statements are presented on the accrual basis of accounting in accordance with principles generally accepted in the United States of America (“GAAP”) and include the accounts of the REIT, the Operating Partnership and 24 SPEs as of December 31, 2020. Of the SPEs, 21 are wholly-owned entities that are consolidated based upon the Company having a controlling financial interest, and three are consolidated variable interest entities based upon management’s determination that the Operating Partnership has a variable interest in the entities and is the primary beneficiary. Intercompany accounts and transactions are eliminated in consolidation. The results of operations of companies or assets acquired are included from the dates of acquisition.

These statements include all adjustments necessary for a fair presentation of the results of all periods reported herein. All such adjustments are of a normal recurring nature.

Use of Estimates - The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash, Cash Equivalents and Restricted Cash - Cash and cash equivalents include all cash and liquid investments that mature three months or less from when they are purchased. Restricted cash consists of amounts escrowed for future real estate taxes, insurance, and capital expenditures, as required by certain of the Company’s mortgage debt agreements. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the totals of the same such amounts presented in the Consolidated Statements of Cash Flows:
	December 31, 2020	December 31, 2019
Cash and cash equivalents	$4,906,679	$3,436,577
Restricted cash	192,068	120,166
Cash, cash equivalents and restricted cash	$5,098,747	$3,556,743

At times, the Company’s cash and cash equivalents balance deposited with financial institutions may exceed federally insurable limits. The Company maintains separate bank accounts at the Operating Partnership and SPE level. At December 31, 2020, one account had approximately $4,345,000 in excess of insured limits; all others were below the insurable limits. The Company mitigates this risk by depositing funds with major financial institutions. The Company has not experienced any losses in connection with such deposits.

Investments in Real Estate – Investment in real estate, net is comprised of all tangible assets held by the Company for rent or development. Real estate assets are recognized at cost less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred. Costs incurred that extend the useful life of the real estate investment are capitalized. Third party costs related to asset acquisitions are capitalized. Development, re-development and certain costs directly related to the improvement of real properties are capitalized.

In accordance with the Financial Accounting Standards Board (“FASB”) guidance on business combinations, the Company determines the fair value of the real estate assets acquired on an “as if vacant” basis.

Management estimates the “as if vacant” value considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as if vacant” fair value is allocated to land, buildings and improvements based on relevant information obtained in connection with the acquisition of the property, including appraisals and property tax assessments.

Above-market and below-market lease values are determined on a lease-by-lease basis based on the present value (using an interest rate that reflects the risk associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) management’s estimate of the fair market lease rate for the corresponding space over the remaining non-cancellable terms of the related leases. Above (below) market lease values are recorded as leasehold intangibles and are recognized as an increase or decrease in rental income over the remaining non-cancellable term of the lease. Amortization relating to above (below) market leases for the years ended December 31, 2020 and 2019 was $153,952 and $154,375, respectively, and was recorded as a reduction to rental revenues.

In-place leases are valued based on the net rents earned that would have been foregone during an assumed lease-up period. Lease-up costs are valued based upon avoided brokerage fees. In-place leases and lease-up costs are amortized over the remaining non-cancellable term of the leases. The Company has not recognized any value attributable to customer relationships.

Management utilizes independent third parties to assist with the determination of fair value of the various tangible and intangible assets that are acquired. The difference between the total of the calculated values described above, and the actual purchase price plus acquisition costs, is allocated pro-rata to each component of calculated value.

The Company capitalizes pre-development costs incurred in pursuit of new development opportunities for which the future development is probable. For properties under development or redevelopment, the Company capitalizes interest expense, real estate taxes and direct and indirect project costs associated with the development and redevelopment activities. With respect to the capitalization of interest expense, if there is a specific borrowing for the property undergoing development activities, we apply the interest rate of that borrowing to the average accumulated expenditures that do not exceed such borrowing. If there are no specific borrowings, the Company applies its weighted average interest rate on its senior secured revolving credit facility to the average accumulated expenditures. The Company capitalizes costs while development activities are underway until the building is substantially complete and ready for its intended use, at which time rental income recognition can commence and rental operating costs, real estate taxes, insurance, and other subsequent carrying costs are expensed as incurred.

Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over its estimated useful life. Range of useful lives for depreciable assets are as follows:

Category	Term
Buildings	40 years
Building and site improvements	5 - 40 years
Tenant improvements	Shorter of remaining life of the lease or useful life

Tenant Improvements - As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements and depreciated over the shorter of the useful life of the improvements or the remaining lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of rental revenue. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g., unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease.

Leases - The Company’s real estate is leased to tenants on a modified gross lease basis. The leases provide for a minimum rent which is generally flat during the non-cancellable term of the lease and includes a reimbursement for certain operating costs of the property. The operating cost reimbursement is established at lease commencement and is subject to annual adjustment based on changes in the consumer price index. The lessee is also required by the lease to reimburse the Company for real estate taxes over the real estate tax base year. The real estate tax base year is established as the real estate taxes incurred during the first full tax year after lease commencement or otherwise as defined in the lease. Operating expenses include repairs and maintenance, cleaning, landscaping and utilities. In some cases, the leases provide the tenant with renewal options, subject to generally the same terms and conditions of the base term of the lease. The Company accounts for its leases using the operating method.

Operating method – Properties with leases accounted for using the operating method are recorded at the cost of the real estate. Revenue is recognized as rentals are earned and expenses (including depreciation and amortization) are charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives. Tenant improvements and leasehold intangibles are amortized on the straight-line method over the terms of their respective leases. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease.

Impairment – Real Estate - The Company reviews investments in real estate for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. To determine if impairment may exist, the Company reviews its properties and identifies those that have experienced either a change or an event or circumstance warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property. For the years ended December 31, 2020 and 2019, the Company did not recognize any impairment charges.

Organizational, Offering and Related Costs - Organizational and offering costs of the Company are presented as a reduction of stockholders’ equity within the Consolidated Balance Sheets and Consolidated Statements of Changes in Stockholders’ Equity. Organizational and offering costs represent expenses incurred in connection with the formation of the Company and the filing of the Company’s securities offering pursuant to Regulation A.

Revenue Recognition - Revenue includes base rent due from tenants in accordance with the terms of the respective lease. The Company recognizes rental income on a straight-line basis over the non-cancellable term of the respective lease. Revenue also includes reimbursement income from the recovery of all or a portion of operating expenses and real estate taxes and is recognized in the same periods as the related expenses are incurred. For newly acquired properties, the Company begins to recognize rental income from leases concurrently with the date of the property acquisition closing. Revenue also includes the amortization or accretion of acquired above (below) market leases over the remaining non-cancellable term of the lease.

On January 1, 2019, the Company adopted Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (Topic 606) using the modified retrospective method and applied it to all contracts that were not completed as of January 1, 2019. Topic 606 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers and replaced the existing revenue recognition guidance.  The adoption of Topic 606 did not have an impact on the Company’s historical financial statements as the majority of the Company’s revenue does not fall under the scope of this guidance.

Rents and Other Tenant Receivables, net - Rents and other tenant receivables represent amounts billed and due from tenants. When a portion of the tenants’ receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. Due to the high credit worthiness of the tenants, there were no allowances as of December 31, 2020 and 2019. The Company had a straight-line rent receivable of $38,200 and $3,000 as of December 31, 2020 and 2019, respectively.

Income Taxes – The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code and applicable Treasury regulations relating to REIT qualification beginning with its fiscal year ending December 31, 2017. In order to maintain this REIT status, the regulations require the Company to distribute at least 90% of its taxable income to stockholders and meet certain other asset and income tests, as well as other requirements. If the Company fails to qualify as a REIT, it will be subject to tax at regular corporate rates for the years in which it fails to qualify. If the Company loses its REIT status it cannot elect to be taxed as a REIT for the four taxable years following the year it loses its REIT status unless the Company’s failure to qualify was due to reasonable cause and certain other conditions were satisfied.

Management analyzes the Company’s tax filing positions in the U.S. federal, state and local jurisdictions where the Company is required to file income tax returns for all open tax years. If, based on this analysis, management determines that uncertainties in tax positions exist, a liability is established along with an estimate for interest and penalty. Management has determined that there were no uncertain tax positions at December 31, 2020 and 2019; accordingly, no associated interest and penalties were required to be accrued at December 31, 2020 and 2019.

Noncontrolling Interest - Noncontrolling interest represents the common units in the Operating Partnership not attributable to the REIT. The noncontrolling interest is calculated by multiplying the noncontrolling interest ownership percentage at the balance sheet date by the Operating Partnership’s outstanding common equity. The noncontrolling interest ownership percentage is calculated by dividing the Operating Partnership common units not owned by the REIT by the total Operating Partnership common units outstanding. The noncontrolling interest ownership percentage will change as additional common units are issued or as common units are exchanged for the REIT’s common stock. Subsequent changes in the noncontrolling interest value are recorded to additional paid-in capital. Accordingly, the value of the noncontrolling interest is included in the equity section of the Consolidated Balance Sheets but presented separately from the REIT’s equity. The REIT’s noncontrolling interest was 44.1% and 45.3% at December 31, 2020 and 2019, respectively.

Deferred Costs – Deferred financing fees include costs incurred in obtaining debt. For debt other than a line-of credit arrangement, deferred financing fees are capitalized and presented as a direct reduction from the carrying amount of the associated debt liability within the Consolidated Balance Sheets. Deferred financing fees related to line-of-credit arrangements are capitalized and presented as an asset within the Consolidated Balance Sheets. Deferred financing fees are amortized through interest expense over the life of the respective loans on a basis which approximates the effective interest method for debt other than a line-of credit arrangement or straight-line over the contractual term of the arrangement for a line-of-credit arrangement. Any unamortized amounts upon early repayment of debt are written off in the period of repayment as a loss on extinguishment of debt.

The Company capitalizes certain legal, accounting and other third‑party fees that are directly associated with in‑process equity financings as deferred offering costs until such financings are consummated. In the event an equity financing is no longer considered probable of being consummated, all deferred offering costs are written off in the period such determination is made. For equity financings classified as equity, deferred offering costs are recorded in stockholders’ equity as a reduction of additional paid‑in capital against the offering proceeds. For equity financings required to be classified as a liability, these costs are capitalized and presented as a direct reduction from the gross proceeds from the equity financing within the Consolidated Balance Sheets.

Stock Based Compensation – The Company grants equity-based compensation awards to its officers, employees and non-employee directors in the form of restricted shares of common stock and long-term incentive plan units in the Operating Partnership (“LTIP Units”). The Company recognizes compensation expense for non-vested restricted shares of common stock and LTIP Units granted to officers, employees and non-employee directors on a straight-line basis over the requisite service and/or performance period based upon the fair market value of the shares on the date of grant. Forfeitures are recognized as they occur.

Earnings (Loss) Per Share - Basic earnings (loss) per share is based on the weighted effect of all common shares issued and outstanding and is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares used in the basic earnings (loss) per share calculation plus the number of common shares, if any, that would be issued assuming conversion of all potentially dilutive securities outstanding.

The following securities were not included in the computation of the Company’s diluted loss per share as their effect would be anti-dilutive.

	As of December 31,
	2020	2019
Potentially dilutive securities outstanding
Convertible common units	1,118,416	1,118,416
Convertible long-term incentive plan units	112,408	72,215
Convertible preferred stock	2,345,747	2,079,246
Total potentially dilutive securities	3,576,571	3,269,877

Smaller Reporting Company Disclosure Requirements - The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Rule 405 of the Securities Act, Rule 12b-2 of the Securities Exchange Act of 1934 and Item 10(f) of Regulation S-K, as amended. These rules provide scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities.

Recent Accounting Pronouncements Not Yet Adopted - In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 is intended to improve financial reporting about leasing transactions.  ASU 2016-02 will require organizations that lease assets referred to as “Lessees” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the consolidated financial statements.  The leasing standard will be effective for the Company for the year ended December 31, 2022. Early adoption is permitted, and a modified retrospective approach must be applied. The Company is currently evaluating the impact of ASU 2016-02 on its financial statements. See Note 14. Commitments and Contingencies for more information regarding the Company’s operating leases.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

3.
Recapitalization Transaction

On March 19, 2019, the Company consummated a recapitalization transaction (the “Recapitalization Transaction”) with Hale Partnership Capital Management, LLC (“Hale”) and certain affiliated investors (each, a “Recapitalization Investor” and collectively, the “Recapitalization Investors”), pursuant to which (i) certain of such Recapitalization Investors provided a $10,500,000 mezzanine loan to the Company through the Operating Partnership, (ii) certain of such Recapitalization Investors purchased 1,050,000 shares of the Company’s 10.00% Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”) for proceeds of $10,500,000 and (iii) a Recapitalization Investor purchased 300,000 shares of the Company’s common stock for proceeds of $3,000,000.

The Company satisfied $10,698,000 of outstanding notes payable, $68,491 of accrued interest through March 19, 2019 and $381,647 of prepayment penalties on certain notes payable with proceeds from the Recapitalization Transaction. In addition, the Company satisfied four mortgages with an aggregate principal balance, net of escrows for property taxes and insurance, of $8,991,178 with proceeds from the Recapitalization Transaction.

Transaction costs of the Recapitalization Transaction totaled $1,273,984. Of the transaction costs, $252,100 was paid to the Company’s law firm where our former President is a partner and our former Secretary was employed.

4.
Variable Interest Entities

With respect to the three SPEs where Holmwood Capital, LLC (“Holmwood”) assigned to the Operating Partnership all its rights, title and interest in and to any and all profits, losses and distributed cash flow, management determined these SPEs to be variable interest entities (“VIE”) in which the Operating Partnership has a variable interest and that Holmwood equity holders lacked the characteristics of a controlling financial interest. The Company determined in accordance with ASC Topic 810 “Consolidation” to consolidate these SPEs.

A summary of the VIE’s assets and liabilities that are included within the Company’s Consolidated Balance Sheets at December 31, 2020 and 2019 is as follows:

	December 31, 2020	December 31, 2019
Assets:
Buildings and improvements, net	$10,842,846	$11,237,144
Intangible assets, net	128,130	264,538
Prepaids and other assets	418,292	358,998
Total assets	$11,389,268	$11,860,680
Liabilities:
Mortages payable, net	$9,277,699	$9,459,291
Intangible liabilities, net	33,053	79,237
Accounts payable and accrued expenses	176,964	205,862
Total liabilities	$9,487,716	$9,744,390

Net identifiable assets	$1,901,552	$2,116,290

5.
Investment in Real Estate

The following is a summary of the Company’s investment in real estate, net as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Land	$12,701,648	$10,092,020
Buildings and improvements	93,743,401	83,785,235
Site improvements	1,463,473	1,463,473
Tenant improvements	10,338,157	8,611,754
Construction in progress	1,545,104	-
	119,791,783	103,952,482
Accumulated depreciation	(10,725,687)	(6,979,637)
Investment in real estate, net	$109,066,096	$96,972,845

Depreciation expense for the years ended December 31, 2020 and 2019 was $3,746,050 and $3,074,466, respectively.

During the year ended December 31, 2020, the Company acquired three operating properties. These acquisitions were acquired with leases in place with the United States of America. The following is a summary of the property location, acquisition date, rentable square feet and the remaining non-cancellable lease term at the time of acquisition:

			Remaining
			Non-Cancelable
	Acquisition	Rentable	Lease Term at
Location	Date	Sq Ft	Acquisition Date
Birmingham, Alabama	4/30/2020	12,470	14.5 years
Columbia, South Carolina	9/22/2020	19,368	9.9 years
Lakewood, Washington	12/17/2020	9,567	8.2 years

Pursuant to a purchase and sale agreement dated October 6, 2020 (as amended, “the Agreement”) and further with respect to our Lakewood, Washington Property, the Company funded an additional $323,000 into an escrow account at closing in connection with a potential purchase price adjustment pending the resolution of certain lease provisions. Upon resolution of the lease provisions, all or a portion of the escrow amount shall be released to the seller and any balance shall be released to the Company. As of December 31, 2020, the $323,000 escrow amount is recorded in prepaid expenses and other assets on the Consolidated Balance Sheets.

On October 16, 2020, the Company acquired one property that is under development in Portland, Maine with a lease in place with the United States of America. Upon completion of the development project, the 10-year non-cancellable lease will commence. The project is expected to be completed in June 2021.

During the year ended December 31, 2019, the Company acquired four operating properties with leases in place with the United States of America. The following is a summary of the property location, acquisition date, rentable square feet and the remaining non-cancellable lease term at the time of acquisition:

			Remaining
			Non-Cancelable
	Acquisition	Rentable	Lease Term at
Location	Date	Sq Ft	Acquisition Date
Monroe, Louisiana	5/1/2019	21,124	4.4 years
Ft Lauderdale, Florida	10/22/2019	16,000	8.5 years
Lawrence, Kansas	10/22/2019	16,000	13.4 years
Oklahoma City, Oklahoma	10/22/2019	16,991	9.2 years

A summary of the allocated purchase price, based on estimated fair values, for the acquisitions completed during the years ended December 31, 2020 and 2019 is as follows:

	December 31, 2020	December 31, 2019
Land	$2,609,628	$2,605,465
Buildings and improvements	10,012,672	14,753,313
Tenant improvements	1,648,196	2,649,748
Construction in progress	765,137	-
Acquired in-place leases	1,879,736	1,547,143
Acquired lease-up costs	924,708	817,750
Above market leases	713,863	229,380
Below market leases	-	(58,379)
Acquisition fee payable	-	(51,500)

Total	$18,553,940	$22,492,920

During the year ended December 31, 2020, the Company included $502,894 of revenues and $130,826 of net income in our Consolidated Statements of Operations related to the operating properties acquired in 2020. During the year ended December 31, 2019, the Company included $854,989 of revenues and $190,829 of net income in our Consolidated Statements of Operations related to the operating properties acquired in 2019.

The intangible assets and liabilities of the acquired properties have an aggregate weighted average amortization period of 10.6 years and 10.3 years as of December 31, 2020 and 2019, respectively.

In March 2019, the Company experienced damage to the roof and HVAC at its property located in Moore, Oklahoma (“Moore Property”) due to hail and wind from storms. The Company maintains insurance that covers the repair or replacement of the Company’s assets that suffer loss or damage. The deductible under the Company’s insurance policy for this event was $5,000. In June 2019, the Company received approval of the claim from the insurance adjuster for the full replacement cost of the roof of $441,320. In July 2019, the Company received approval of the claim from the insurance adjuster for the full replacement cost of the HVAC of $64,500. The estimated net book value of the roof and the HVAC at the time of damage was $313,103. The Company received insurance proceeds, net of deductible, totaling $501,328 during 2019. The Company recognized $192,717 as a gain on involuntary conversion on the Consolidated Statements of Operations as it relates to this matter.

6.
Leasehold Intangibles, net

The following is a summary of the Company’s leasehold intangibles as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Acquired in-place leases	$7,134,166	$5,254,430
Acquired lease-up costs	4,733,136	3,808,428
Acquired above-market leases	3,847,034	3,133,171
	15,714,336	12,196,029
Accumulated amortization	(4,482,571)	(2,876,999)
Leasehold intangibles, net	$11,231,765	$9,319,030

Amortization of in-place leases and lease-up costs was $1,249,864 and $971,947 for the years ended December 31, 2020 and 2019, respectively.

Amortization of acquired above market leases resulted in a reduction to rental revenue of $355,708 and $328,025 for the years ended December 31, 2020 and 2019, respectively.

Future amortization of acquired in-place lease value, acquired lease-up costs and acquired above market leases as of December 31, 2020 is as follows:

Intangible
Lease
Year Ended	Costs
2021	1,818,404
2022	1,549,848
2023	1,390,275
2024	1,316,764
2025	1,228,550
Thereafter	3,927,924
Total	$11,231,765

The weighted-average amortization period is approximately 10.4 years.

7.
Below-Market Leases, net

The Company’s intangible liabilities consist of acquired below-market leases. The following is a summary of the Company’s intangible liabilities as of December 31, 2020 and 2019:

	December 31, 2019	December 31, 2019
Acquired below-market leases	$1,241,418	$1,241,418
Accumulated amortization	(689,659)	(487,903)
Below-market leases, net	$551,759	$753,515

Amortization of below-market leases resulted in an increase in rental revenue of $201,756 and $173,650 for the years ended December 31, 2020 and 2019, respectively.

The future amortization of acquired below market leases as of December 31, 2020 is as follows:

Below
Market
Year Ended	Leases
2021	189,698
2022	148,948
2023	127,002
2024	77,885
2025	3,020
Thereafter	5,206
Total	$551,759

The weighted-average amortization period is approximately 7.4 years.

8.
Debt

The following table summarizes the Company’s outstanding indebtedness as of December 31, 2020 and 2019:

			Principal Outstanding
	Interest
Loan	Rate	Maturity	December 31, 2020	December 31, 2019

Senior revolving credit facility:
Senior revolving credit facility	L + 200bps	October 2022	$15,650,000	$60,950,000
Total senior revolving credit facility			15,650,000	60,950,000

Mezzanine debt:
Mezzanine debt	14.0%	April 2023	-	20,800,000
Total mezzanine debt			-	20,800,000

Mortgage notes payable
Lorain, Ohio, Jonesboro, Arkansas and Port Saint Lucie, Florida	5.265%	August 2023	9,368,605	9,581,255
Total mortgage notes payable			9,368,605	9,581,255
Less: Total unamortizd debt issurance costs			(90,906)	(121,964)
Total mortgage payable, net			9,277,699	9,459,291

Total debt			$24,927,699	$91,209,291

Revolving Credit Facility

In October 2019, the Company, through the Operating Partnership, entered into a senior secured revolving credit facility (as amended, the “Credit Facility”) with KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and KeyBank National Association, as syndication agent and administrative agent, in connection with which the Operating Partnership obtained revolving loan commitments in an initial amount of $60,000,000, subject to customary terms and availability conditions. In December 2019, the Credit Facility was increased to provide total availability of up to $100,000,000, subject to customary terms and availability conditions. The Credit Facility includes an accordion feature that will permit the Operating Partnership to further increase the commitments available to the Operating Partnership up to $200,000,000, subject to customary terms and conditions. The Company intends to use the Credit Facility to repay certain indebtedness, fund acquisitions and capital expenditures and provide working capital.

The Company and its subsidiaries that directly own properties included in the Credit Facility’s borrowing base are guarantors under the Credit Facility. The Credit Facility matures on October 21, 2022 with a one-time option to extend the maturity date until October 21, 2023, subject to certain conditions and the payment of an extension fee.

Borrowings under the Credit Facility are subject to an interest rate which equals, at the Company’s option, either (i) a base rate plus an applicable margin with a range of 100 to 150 basis points or (ii) LIBOR plus an applicable margin with a range of 200 to 250 basis points, with the applicable margin depending on the Company’s consolidated leverage ratio. In addition, the Company will pay an unused facility fee on the revolving commitments under the Credit Facility of 0.25% or 0.30% per annum based on the ratio of aggregate borrowings under the Credit Facility and the aggregate revolving commitments.

The Credit Facility also contains certain customary financial covenants, as follows: (i) the maximum ratio of consolidated total indebtedness to total asset value (each as defined in the credit agreement) may not exceed 60.0%, (ii) the minimum ratio of adjusted consolidated EBITDA to consolidated fixed charges (each as defined in the credit agreement) may not be less than (A) 1.25 to 1.00 beginning with the earlier of (i) the fiscal quarter-end to occur after the termination of the adjustment period (as defined in the credit agreement) or the fiscal quarter ending March 31, 2022 through the fiscal quarter ending September 30, 2022 and (B) 1.40 to 1.00 for each fiscal quarter ending on and after December 31, 2022, (iii) the minimum ratio of adjusted consolidated EBITDA to consolidated total indebtedness (each as defined in the credit agreement) may not be less than 12% during the adjustment period, (iv) the minimum total liquidity (as defined in the credit agreement) may not be less than $15,000,000 during the adjustment period, and (v) the minimum consolidated tangible net worth (as defined in the credit agreement) may not be less than the sum of an amount equal to 85.0% of consolidated tangible net worth as of the closing date of the Credit Facility plus an amount equal to 85.0% of the aggregate net proceeds received from subsequent issuances of the Company’s stock after the closing date of the Credit Facility.

The Credit Facility also includes other customary covenants, including limits on the percentage of the Company’s total asset value that may be invested in unimproved land, unconsolidated joint ventures, redevelopment and development assets and loans, advances or extensions of credit and require that the Company obtain consent for mergers in which the Company is not the surviving entity. The Company’s dividends and distributions are not permitted to exceed 95% of funds from operations (as defined in the credit agreement) following March 31, 2022.

These financial and restrictive covenants may limit the investments the Company may make and the Company’s ability to make dividends and distributions. As of December 31, 2020, the Company is in compliance with all financial and restrictive covenants under the Credit Facility. The occurrence of an event of default under the Credit Facility could result in the termination of the commitments thereunder and in all loans and other obligations becoming immediately due and payable.

As of December 31, 2020 and 2019, the Company had $15,650,000 and $60,950,000 outstanding and approximately $84,350,000 and $39,050,000 committed and undrawn under the Credit Facility, respectively. The weighted average interest rate on the outstanding borrowings was 2.16% and 4.04% as of December 31, 2020 and 2019, respectively. The fair value of the Credit Facility approximates its carrying value.

Mezzanine Debt

In connection with the closing of the Recapitalization Transaction, on March 19, 2019, the Company, through the Operating Partnership, entered into a Loan Agreement (as amended, the “Loan Agreement”) pursuant to which certain of the Recapitalization Investors, as lenders (the “Lenders”), provided a $10,500,000 senior secured term loan to the Operating Partnership (the “Mezzanine Loan”), with an option to fund up to an additional $10,000,000 in term loans, subject to customary terms and conditions, pursuant to which all such debt will accrue interest and mature on the same terms (collectively, the “Mezzanine Debt”). The Loan Agreement was amended in October 2019 to increase the additional amount available to the Operating Partnership to $13,500,000. The Mezzanine Debt is subordinate to the Credit Facility.

The Mezzanine Loan is not evidenced by a promissory note. However, pursuant to the Loan Agreement, promissory notes evidencing the Mezzanine Loan and/or the Mezzanine Debt may be issued in the future at the request of the Lenders.

The Mezzanine Debt accrues interest at a rate of fourteen percent (14%) per annum. Such interest is to be paid in monthly, interest-only cash payments payable in arrears at a rate of twelve percent (12%) per annum plus (i) a cash payment at a rate of two percent (2%) per annum, (ii) an increase in the principal of the Mezzanine Debt equal to two percent (2%) per annum or (iii) a combination of both (i) and (ii) above, which such combined amount will be equal to two percent (2%) per annum. The Operating Partnership is required to repay all outstanding principal and any accrued but unpaid interest on or before April 22, 2023. All outstanding principal and any accrued but unpaid interest shall become immediately due and payable upon certain events including, but not limited to, an initial public offering of the Company’s common stock.

Before October 2019, the Mezzanine Debt was secured by a security interest granted in favor of HCM Agency, LLC (the “Agent”), an affiliate of Hale and the collateral agent under the Loan Agreement, in the accounts receivable and other personal property of the Operating Partnership, the Company and its subsidiaries, including the Operating Partnership’s ownership interest in its subsidiaries. In October 2019, the Loan Agreement was amended to release and discharge the security interest held by the Agent and cause the Mezzanine Loan to become unsecured. The Company and Holmwood Portfolio Holdings, LLC, a limited partner in the Operating Partnership, also entered into customary guaranty agreements related to the payment by and performance of the Operating Partnership of its obligations under the Loan Agreement.

The Loan Agreement also includes customary representations, warranties, covenants and terms and conditions for transactions of this type and consistent with the Credit Facility. The occurrence of an event of default under the Loan Agreement could result in all loans and other obligations becoming immediately due and payable.

On August 14, 2020, the Company used a portion of the net proceeds from the Series C Offering to repay an aggregate amount of $21,846,295 of the Company’s Mezzanine Debt outstanding under the Loan Agreement, including accrued interest and make-whole payments. The make whole premium is classified as a loss on extinguishment of debt on the Consolidated Statements of Operations for the year ended December 31, 2020.

As of December 31, 2020, the Company had no Mezzanine Debt outstanding.

Notes Payable

In connection with the payoff of the notes payable in connection with the Recapitalization Transaction, the Company incurred a make whole premium on certain notes payable totaling $381,647, which is classified as a loss on extinguishment of debt on the Consolidated Statements of Operations for the year ended December 31, 2019.

Mortgage Notes Payable

The Company’s fixed rate mortgage notes payable balances, excluding unamortized debt issuance costs, were $9,368,605 and $9,581,255 as of December 31, 2020 and 2019, respectively. There were no variable rate mortgage notes payable as of December 31, 2020 and 2019.

As of December 31, 2020 and 2019, the Company had unamortized debt issuance costs of $90,906 and $121,964, respectively, in connection with its mortgage notes payables. During the year ended December 31, 2019, the Company wrote off $584,553 of unamortized debt issuance costs in connection with the early repayment of certain mortgages paid off with borrowings from the Credit Facility, which is classified as a loss on extinguishment of debt on the Consolidated Statements of Operations for the year ended December 31, 2019.

The mortgage notes payable are collateralized by the specific properties to which the mortgage notes payable pertain. The carrying amount of real estate that serves as collateral for these mortgages as of December 31, 2020 and 2019 was $10,842,846 and $11,237,144, respectively.

The following table summarizes the Company’s aggregate debt maturities based on outstanding principal as of December 31, 2020:

Future
Principal
Year Ended	Payments
2021	231,229
2022	15,895,129
2023	8,892,247
Total	$25,018,605

9.
Mandatorily Redeemable Preferred Stock

On August 14, 2020, the Company completed the sale and issuance of 3,600,000 shares of the Company’s 7.00% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”) at $25.00 per share to qualified investors in a private offering pursuant to exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, for an aggregate purchase price of $90,000,000 (the “Series C Offering”). Net proceeds from the Series C Offering were $86,521,914, after deducting the placement agent fee and legal and other professional fees paid in connection with the Series C Offering, and are presented on the Company’s Consolidated Balance Sheets as mandatorily redeemable preferred stock, net of unamortized deferred offering costs.

The Company used the net proceeds from the Series C Offering primarily to acquire new GSA Properties, repay a portion of the indebtedness outstanding under the Credit Facility, fully repay the Company’s Mezzanine Debt, purchase existing shares of the Company’s 7.00% Series A Cumulative Convertible Preferred Stock (“Series A Preferred Stock”) and for general corporate purposes.

The mandatorily redeemable preferred stock has an aggregate liquidation preference of $90,000,000, plus any accrued and unpaid dividends thereon. The Series C Preferred Stock is senior to the Company’s common stock, Series A Preferred Stock and Series B Preferred Stock and any class or series of capital stock expressly designated as ranking junior to the Series C Preferred Stock as to distribution rights and rights upon liquidation, dissolution or winding up. The Series C Preferred Stock ranks on a parity with any class or series of the Company’s capital stock expressly designated as ranking on a parity with the Series C Preferred Stock as to distribution rights and rights upon liquidation, dissolution or winding up.

The Series C Preferred Stock is mandatorily redeemable by the Company on August 14, 2027 (“Mandatory Redemption Date”) at a redemption price equal to the $25.00 liquidation preference per share, plus the amount of any accrued and unpaid dividends on the Series C Preferred Stock. The Series C Preferred Stock is not redeemable prior to August 14, 2023 except (i) in order to preserve the Company’s qualification as a REIT, (ii) within 120 days after the date on which a Change of Control (as defined in the Articles Supplementary classifying and designating the Series C Preferred Stock) occurs and (iii) at any time that the aggregate distributions to the holders of Series C Preferred Stock result in a multiple on invested capital equal to the $25.00 liquidation preference per share plus the product of (x) the 7.0% and (y) three.

The Company may, at its option, redeem the Series C Preferred Stock, in whole or in part, at any time on or after August 14, 2023 at a redemption price equal to $25.00 per share, plus the amount of any accrued and unpaid dividends (whether or not declared).

Holders of the Series C Preferred Stock generally have no voting rights. However, the affirmative vote of at least two-thirds of the outstanding shares of the Series C Preferred Stock (voting as a separate class) is required to amend the Company’s charter (including the Articles Supplementary classifying and designating the Series C Preferred Stock) in a manner that materially and adversely affects the rights of the holders of the Series C Preferred Stock

If the Company fails to redeem the Series C Preferred Stock by the Mandatory Redemption Date, and such non-compliance remains uncured by the Company on the nine month anniversary following the Mandatory Redemption Date (a “Failed Redemption”), holders of a majority of the outstanding shares of Series C Preferred Stock shall have the right at any time after such date to elect a majority of the members of the Company’s Board of Directors (the “Board”). The number of directors will be automatically increased to such number as is necessary to enable the holders of Series C Preferred Stock to exercise such right. If, at any time following a Failed Redemption, the Company completes the redemption, the terms of any and all directors elected by the holders of Series C Preferred Stock will automatically expire immediately following such redemption and the number of directors will be automatically decreased by a corresponding number.

In accordance with ASC Topic No. 480, “Distinguishing Liability from Equity”, the Company has classified the Series C Preferred Stock as a liability as it has characteristics that require liability classification. The Series C Preferred Stock is presented as mandatorily redeemable preferred stock, net of unamortized deferred offering costs, on the Company’s Consolidated Balance Sheets. Further, the related dividend payments are recorded as a component of interest expense in the Consolidated Statements of Operations.

The Series C Preferred Stock is entitled to a dividend of 7.00% per annum, accruing from the date of issuance, on a cumulative basis, quarterly in arrears. Dividends continue to accrue even if not authorized, declared or paid. As of December 31, 2020, accrued, unpaid preferred stock dividends on the Company’s Series C Preferred Stock were $1,575,000 reported in declared dividends and distributions on the Company’s Consolidated Balance Sheets.

The Company incurred $3,478,086 in placement agent fees and legal and other professional fees related to the Series C Offering. These costs are recorded as deferred offering costs on the Consolidated Balance Sheets as a direct deduction from the carrying amount of the mandatorily redeemable preferred stock liability and are being amortized using the effective interest method over the mandatory redemption period.

As of December 31, 2020, the Company had 3,600,000 shares of the Series C Preferred Stock issued and outstanding.

For the year ended December 31, 2020, the Company amortized $145,372 of deferred offering costs related to the Series C Preferred Stock in interest expense in the Consolidated Statements of Operations. Accumulated amortization of the deferred offering costs was $145,372 as of December 31, 2020.

10.
Related Parties

Preferred Stock

In May 2019, the Company issued 130,000 shares of its Series B Preferred Stock to a Recapitalization Investor for total proceeds of $1,300,000, to partially finance the acquisition of the property located in Monroe, Louisiana.

In April 2020, the Company issued a total of 350,000 shares of its Series B Preferred Stock to a Recapitalization Investor for total proceeds of $3,500,000, to partially finance the acquisition of the property located in Birmingham, Alabama.

In June 2020, the Company issued 475,000 shares of its Series B Preferred Stock to a Recapitalization Investor for total proceeds of $4,750,000, to partially finance the acquisition of the property located in Columbia, South Carolina.

In December 2020, the Company issued 45,000 shares of its Series B Preferred Stock to an investor affiliated with Hale for total proceeds of $450,000, to partially fund the development project of the property located in Portland, Maine.

Mezzanine Debt

In May 2019, the Operating Partnership borrowed an additional $1,300,000 term loan under the Loan Agreement to partially finance the acquisition of the property located in Monroe, Louisiana.

In June 2019, the Operating Partnership borrowed an additional $2,000,000 term loan under the Loan Agreement in connection with the refinancing of the mortgage note payable on the property located in San Antonio, Texas that matured in June 2019.

In October 2019, the Operating Partnership borrowed an additional $7,000,000 term loan under the Loan Agreement to partially finance the acquisitions of the properties located in Ft. Lauderdale, Florida, Lawrence, Kansas and Oklahoma City, Oklahoma.

On August 14, 2020, the Company used a portion of the net proceeds from the Series C Offering to repay all of its outstanding Mezzanine Debt.

Notes Payable

On March 19, 2019, the Company repaid in full various promissory notes with former related parties in connection with the Recapitalization Transaction totaling $9,518,000.

Legal Fees

During the years ended December 31, 2020 and 2019, the Company paid $59,710 and $622,936, respectively for legal services to a law firm where our former President is a partner and our former Secretary was employed. Of the $622,936 paid during the year ended December 31, 2019, $252,100 was paid for services performed in connection with the Recapitalization Transaction and $151,336 of past due payables were paid with proceeds from the Recapitalization Transaction. The outstanding payable balance to the law firm was less than $1,000 as of December 31, 2019. There was no outstanding balance as of December 31, 2020.

11.
Leases and Tenants

Our rental properties are subject to generally non-cancellable operating leases generating future minimum contractual rent payments due from tenants. Occupancy of the operating properties was at 100% at December 31, 2020 and 2019. Remaining non-cancellable lease terms range from 0.2 to 13.8 years as of December 31, 2020. The future minimum rents for existing leases as of December 31, 2020 are as follows:

Future
Minimum
Year Ended	Rents
2021	12,988,027
2022	10,598,523
2023	9,034,853
2024	8,057,819
2025	7,192,317
Thereafter	26,543,374
Total	$74,414,913

The properties are 100% leased to the United States of America and administered by either the GSA or occupying agency. At December 31, 2020, the weighted average lease term was 5.4 years if the GSA elects to exercise all of its early termination rights and 9.2 years if none of the early termination rights are exercised by the GSA. Non-cancellable lease maturities range from 2021 to 2034.

12.
Stockholders’ Equity

Series A Cumulative Convertible Preferred Stock

In 2016, the Company issued 144,500 shares of its Series A Preferred Stock to various investors in exchange for a total of $3,612,500, or $25.00 per share. The Series A Preferred Stock will automatically convert into common stock upon the occurrence of the Company’s listing on a national securities exchange. As the listing event did not occur on or prior to March 31, 2020, holders of the Series A Preferred Stock may, at their option, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series A Preferred Stock into common stock. The shares of Series A Preferred Stock are convertible into common shares in accordance with the following formula:

Conversion Amount = (($25.00*X1) + X2)/$10.00) + 0.2*(($25.00*X1)/$10.00)
where:

“X1” means the number of shares of Series A Preferred Stock held by the applicable holder; and

“X2” means the aggregate accrued but unpaid dividends on the holder’s shares of Series A Preferred Stock as of the applicable conversion date.

On August 21, 2020, the Company offered to repurchase all of its outstanding shares of Series A Preferred Stock for $25.00 per share (the “Repurchase Price”), using a portion of the net proceeds from the Series C Offering (the “Series A Repurchase Offer”). The Repurchase Price was equal to the liquidation preference per share of Series A Preferred Stock. The Series A Repurchase Offer expired on September 11, 2020. The Series A Repurchase Offer was designed to provide liquidity to holders of the Company’s Series A Preferred Stock, for which there is no public market, and to lower the Company’s costs of operations. The Company repurchased 113,500 shares of Series A Preferred Stock for an aggregate repurchase price of $2,837,500. As of December 31, 2020 and 2019, there were 31,000 shares and 144,500 shares, respectively, of Series A Preferred Stock outstanding.

Series B Cumulative Convertible Preferred Stock

On March 19, 2019, the Company issued 1,050,000 shares of its Series B Preferred Stock in connection with the Recapitalization Transaction in exchange for total proceeds of $10,500,000, or $10.00 per share. The Series B Preferred Stock will automatically convert into common stock upon the occurrence of the Company’s listing on a national securities exchange. As the listing event did not occur on or prior to March 31, 2020, holders of the Series B Preferred Stock may, at their option, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series B Preferred Stock into common stock. Upon conversion, a holder of shares of Series B Preferred Stock will receive a number of shares of common stock equal to the original issue price of the Series B Preferred Stock (plus any accrued and unpaid dividends) divided by the lesser of (i) $9.10 or (ii) the fair market value of the common stock.

During the years ended December 31, 2020 and 2019, we issued a total of $8,700,000 and $11,800,000 of Series B Preferred Stock. As of December 31, 2020 and 2019, there were 2,050,000 shares and 1,180,000 shares, respectively, of Series B Preferred Stock outstanding.

Common Stock

On November 7, 2016, the Company’s offering statement on Form 1-A filed in connection with its securities offering pursuant to Regulation A (the “Regulation A Offering”), was qualified by the SEC. The Regulation A Offering’s minimum and maximum offering amounts were $3,000,000 and $30,000,000, respectively, at an offering price of $10.00 per share. The initial purchase of common stock with respect to the Regulation A Offering occurred on May 18, 2017. In November 2019, the Regulation A Offering expired and the Company did not file a post-qualification amendment to extend the Regulation A Offering. There were no sales of common stock in connection with the Regulation A Offering during the year ended December 31, 2019.

In connection with the Recapitalization Transaction, the Company issued 300,000 shares of the Company’s common stock on March 19, 2019 for total proceeds of $3,000,000, or $10.00 per share.

In connection with the former asset management agreement (the “Management Agreement”) with Holmwood Capital Advisors, LLC, our former advisor (“HCA”), the Company issued 55,674 shares of common stock to HCA for a total value of $556,740 in satisfaction of the Acquisition Fee (as defined below) due to HCA on March 31, 2020. Refer to Note 14. Commitments and Contingencies for further discussion.

Further, in connection with the termination of the former Management Agreement, the Company issued 51,677 of common stock to HCA for a total value of $370,453 on March 31, 2020. Refer to Note 14. Commitments and Contingencies for further discussion.

Equity-Based Stock Awards

On December 21, 2020, the Company granted an aggregate of 9,004 restricted shares of common stock to certain of its non-employee directors valued at $9.33 per share, the estimated net asset value per share of the Company’s common stock as of June 30, 2020. The shares pay dividends on the number of shares issued without regard to the number of shares vested. For the year ended December 31, 2020, the Company recognized $3,452 of equity-based compensation related to this grant. The shares related to this grant will vest on December 21, 2021.

On October 22, 2019, the Company granted an aggregate of 14,646 restricted shares of common stock to its non-employee directors valued at $7.17 per share, the then-current estimated net asset value per share of the Company’s common stock. The shares pay dividends on the number of shares issued without regard to the number of shares vested. For the years ended December 31, 2020 and 2019, the Company recognized $81,857 and $23,155, respectively, of equity-based compensation related to this grant. The shares related to this grant vested in September 2020.

On October 22, 2019, the Company granted an aggregate of 45,328 restricted shares of common stock to certain officers and employees of the Company that vested immediately upon the grant date valued at $7.17 per share, the then-current estimated net asset value per share of the Company’s common stock. The Company settled the officers’ and employee’s withholding tax obligations via a net share issuance whereby the Company repurchased a portion of the shares granted in an amount sufficient to meet the employee’s tax withholding obligation. As such, a net 31,424 restricted shares of common stock were issued. For the year ended December 31, 2019, the Company recognized $325,000 of equity-based compensation with respect to this grant.

Operating Partnership Common Units (“OP Units”)

OP Units are a class of limited partnership interest in the Operating Partnership. Holders of OP Units have the right to require the Operating Partnership to redeem their OP Units. The Operating Partnership has the discretion to redeem such OP Units for either (i) an amount of cash per OP Unit equal to the value of one share of the REIT’s common stock, or (ii) shares of the REIT’s common stock at a 1:1 ratio.

As of both December 31, 2020 and 2019, there were 1,118,416 OP Units outstanding. The Company did not issue any OP Units during the years ended December 31, 2020 and 2019. In addition, no OP Units were redeemed during the years ended December 31, 2020 and 2019.

Long-Term Incentive Plan Units

LTIP Units are a special class of partnership interest in the Operating Partnership. Each LTIP Unit is convertible into an OP Unit of the Operating Partnership at a 1:1 ratio which can then be further exchanged into shares of the REIT’s common stock at a 1:1 ratio. No LTIP Units were exchanged into OP Units or shares of common stock of the REIT during the years ended December 31, 2020 and 2019.

Pursuant to the Management Agreement, HCA was granted LTIP Units concurrent with each sale of the REIT’s common stock under the Regulation A Offering. The Company granted a total of 72,215 LTIP Units to HCA at a fair value of $10.00 per share. The LTIP Units vested over five years unless the Company terminated the Management Agreement with HCA, in which case, the vesting accelerated as of the termination date. Effective March 31, 2020, the Company terminated the Management Agreement with HCA and HCA’s LTIP Units became fully vested. As such, the Company recognized the remaining equity-based compensation expense related to these grants during the year ended December 31, 2020 in the amount of $363,501.

On December 21, 2020, the Company granted an aggregate of 273,198 LTIP Units to certain officers and employees of the Company. Of the total 273,198 LTIP Units granted, 40,193 LTIP Units vested immediately upon the grant date, 36,052 LTIP Units vest over two years and 196,953 LTIP Units vest over five years. The fair value of each grant was $9.33 per share, the estimated net asset value per share of the Company’s common stock as of June 30, 2020. For the year ended December 31, 2020, the Company recognized $391,139 of equity-based compensation expense with respect to these grants.

As of December 31, 2020 and 2019, the Company had granted a total of 345,413 and 72,215 LTIP Units, respectively. For the years ended December 31, 2020 and 2019, the Company recognized a total of $754,640 and $144,499 of equity-based compensation expense, respectively.

The remaining equity-based compensation expense to be recognized in future periods is approximately $2,158,000.

Dividends and Distributions

During the years ended December 31, 2020 and 2019, the REIT declared dividends on its Series A Preferred Stock of $153,563 and $252,875, respectively. As of December 31, 2020 and 2019, accrued, unpaid preferred stock dividends on the Series A Preferred Stock were $13,563 and $63,219, respectively.

During the years ended December 31, 2020 and 2019, the REIT declared dividends on its Series B Preferred Stock of $1,665,628 and $909,136, respectively. As of December 31, 2020 and 2019, accrued, unpaid preferred stock dividends on the Series B Preferred Stock were $503,248 and $295,000, respectively.

During the year ended December 31, 2020, the REIT declared dividends on its Series C Preferred Stock of $2,414,880. As of December 31, 2020, accrued, unpaid preferred stock dividends on the Series C Preferred Stock were $1,575,000.

During the years ended December 31, 2020 and 2019, the REIT declared dividends on its common stock of $845,346 and $708,207, respectively. As of December 31, 2020 and 2019, accrued, unpaid common stock dividends were $216,419 and $199,802, respectively.

During the years ended December 31, 2020 and 2019, the Operating Partnership declared distributions of $692,412 and $654,844 with respect to its OP Units and LTIP Units. As of December 31, 2020 and 2019, accrued, unpaid distributions were $201,277 and $163,712, respectively.

13.
Noncontrolling Interest

The Company’s noncontrolling interest represents the portion of common units in the Company’s Operating Partnership not attributable to the Company. The Company’s noncontrolling interest was 44.1% and 45.3% at December 31, 2020 and 2019, respectively. The reduction in the noncontrolling interest is primarily due to the REIT issuing 51,667 shares of common stock to HCA in connection with the termination of the Management Agreement and 55,674 shares of common stock to HCA in satisfaction of the Acquisition Fees due to HCA.

The Company’s predecessor and HCA own an aggregate 41.2% and 43.8% of the non-controlling interest in the Operating Partnership as of December 31, 2020 and 2019, respectively.

14.
Commitments and Contingencies

The property located in Port Canaveral, Florida was purchased subject to a ground lease. The ground lease has an extended term of 30 years to 2045 with one 10-year renewal option. The Company made ground lease payments of $77,937 and $73,755 during the years ended December 31, 2020 and 2019, respectively.

The Company has two parking lot leases in connection with its property located in San Antonio, Texas. These leases commenced on June 1, 2015 and have an initial term of 10 years with two 5-year renewal options. The Company made payments of $18,000 on these leases during the years ended December 31, 2020 and 2019.

The Company has an office lease for its corporate offices in Winston-Salem, North Carolina. The lease commenced on February 15, 2019 and has a term of 3 years. The Company made payments of $24,000 and $21,059 on this lease during years ended December 31, 2020 and 2019, respectively.

The future minimum rent payments for these leases as of December 31, 2020 are as follows:

Year Ended	Future Minimum Rents
2021	119,938
2022	98,872
2023	95,938
2024	95,938
2025	85,439
Thereafter	1,553,760
Total	$2,049,885

Management Fee

In connection with the Recapitalization Transaction, on March 14, 2019, the Company provided notice to HCA, pursuant to the resolution of the Board, that the Company elected to not renew the Management Agreement with HCA under its terms, effective March 31, 2020. With respect to the Management Agreement, the Company had contracted with HCA to provide asset management, acquisition and leasing services for the Company, subject to the direction and supervision of the Board.

Through March 31, 2020, HCA earned an asset management fee equal to 1.5% of the stockholders’ equity payable, subject to certain adjustments, in arrears and on a quarterly basis. The Company incurred asset management fees of $128,906 and $485,813 for the years ended December 31, 2020 and 2019, respectively. At December 31, 2019, accrued asset management fees were calculated to be $125,484. There were no outstanding asset management fees at December 31, 2020.

HCA earned a fee based on 1% of the acquisition cost (“Acquisition Fee”) of each real estate investment made by HCA on behalf of the Company for services with respect to the identification of an investment, arrangement of the purchase, and coordination of closing. HCA’s discretion to make additional acquisitions following the Recapitalization Transaction was made subject to approval by the Board. No such Acquisition Fees were earned by HCA following the Recapitalization Transaction other than in connection with the Monroe, Louisiana Property, which, as of the Recapitalization Transaction, was subject to a binding agreement to purchase previously executed by HCA.

The Acquisition Fee was to be paid in common stock or other equity securities of the Company. The Acquisition Fee was to be accrued and unpaid until the earlier of the date on which the Company’s common stock was initially listed with a national securities exchange or on March 31, 2020. Unpaid acquisition fees were calculated to be $556,739 at December 31, 2019. On March 31, 2020, the Company paid Acquisition Fees to HCA through the issuance of 55,674 shares of common stock of the Company at a per share price of $10.00 per share.

In accordance with the terms of the Management Agreement, the Company was required to pay HCA a termination fee upon the effective date of the termination. The termination fee is calculated as a multiple of the sum of the asset management fees, acquisition fees and leasing fees earned by HCA during the 24-month period ending as of the most recently completed fiscal quarter prior to the effective date of the termination. The appropriate multiple is dependent on the stockholders’ equity, as defined by the Management Agreement, of the Company at the time of termination. The Company had the option to pay the termination fee in cash, common stock, or with the consent of HCA, other equity securities of the Company or Operating Partnership, including without limitation LTIP Units, or a combination thereof. As of December 31, 2019, an estimated liability for the termination fee was accrued in the amount of $1,650,000. On March 31, 2020, the Management Agreement with HCA terminated. In connection with the termination, the Company paid a total termination fee of $1,645,453. The termination fee payable was satisfied with $1,275,000 in cash and $370,453 in shares of common stock of the Company at a per share price of $7.17 for a total of 51,667 shares.

The Company contracts with third party property managers to provide property management services at its properties. The third-party property management fee is due and payable on a monthly basis at the beginning of each month. The Company incurred third party property management fees of $234,552 and $95,012 for the years ended December 31, 2020 and 2019. Accrued third party property management fees were $9,774 and $9,387 at December 31, 2020 and December 31, 2019, respectively.

The Company paid a property management fee to Holmwood Capital Management, LLC (“HCM”), a wholly-owned subsidiary of HCA, with respect to certain properties. The HCM property management fee was payable on a monthly basis in arrears. The Company incurred HCM property management fees of $174,118 for the year ended December 31, 2019. As noted below, the Company terminated its property management agreements with HCM in 2019. As such, the Company did not incur any property management fees due to HCM during the year ended December 31, 2020. There were no HCM accrued property management fees at December 31, 2020 and 2019.

On September 9, 2019, the Company gave notice to HCM of termination of certain property management agreements between HCM and nine SPEs. In accordance with the terms of the property management agreements, the Company paid HCM a termination fee within 30 days of the effective date of the termination calculated as four times the sum of the fees paid under the property management agreements for the three months prior to the termination. The termination fees related to these nine property management agreements totaled $172,963 and were paid in October 2019 and are recognized as management termination fees on the Consolidated Statements of Operations.

On October 16, 2019, the Company and HCM entered into a mutual termination of certain property management agreements between HCM and four SPEs. In accordance with the terms of these property management agreements, the Company is obligated to pay HCM the remaining management fees payable under the property management agreements through March 31, 2020 plus a termination fee calculated as four times the sum of the estimated fees that would have been paid under the property management agreement for the three months prior to March 31, 2020. The termination fees related to these property management agreements totaled $77,039, of which $27,209 were paid in October 2019 and are recognized as management termination fees on the Consolidated Statements of Operations.

Legal Proceedings

The Company can be party to or otherwise be involved in legal proceedings arising in the normal and ordinary course of business. Other than the following, we are not aware of any proceeding, threatened or pending, against us which, if determined adversely, would have a material effect on our business, results of operations, cash flows or financial position.

On May 14, 2020, HCA and Holmwood filed suit in the Delaware Chancery Court against the REIT and the Operating Partnership. The suit alleges that the Company: (1) improperly calculated the termination fee and other amounts due to HCA under its Management Agreement with the Company; (2) improperly paid portions of the termination fee and other amounts in common stock (as opposed to other common equity interests in the Company); (3) failed to repay loans allegedly made to the Company by the plaintiffs; and, (4) improperly denied HCA powers granted by the Management Agreement to control the day-to-day business and affairs of the REIT and the Operating Partnership. The suit also alleges that the Company cannot recoup certain expenses to which the Company claims entitlement. The Company intends to vigorously defend against the claims and has brought counterclaims in the matter. Because the litigation is in its very early stages, at this time, the Company cannot estimate the financial impact of the litigation on the Company, if any.

15.  Subsequent Events

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the consolidated financial statements, other than listed below.

Dividends and Distributions

On January 5, 2021, the REIT and the Operating Partnership paid accrued common dividends, preferred dividends and distributions of $201,660, $2,091,811 and $191,347, respectively.

On March 25, 2021, the Company declared a dividend on its Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and common stock of $0.4375, $0.25, $0.4375 and $0.1375 per share for stockholders of record on March 25, 2021, respectively. The aggregate dividend of $2,316,863 will be paid on April 5, 2021.

On March 25, 2021, the Operating Partnership declared an aggregate distribution of $201,277 with respect to its OP Units and LTIP Units, representing $0.1375 per share for holders of record on March 25, 2021. The aggregate distribution will be paid on April 5, 2021.

Item 8. Exhibits

The following exhibits are filed as part of this annual report on Form 1-K:

Exhibit Number	Description

2.1	Articles of Incorporation of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.2	Articles Supplementary of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.3	Articles Supplementary of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019
2.4	Articles Supplementary of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020
2.5	Amended and Restated Bylaws of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 1.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019
2.6*	Certificate of Correction to the Articles Supplementary classifying and designating the 7.00% Series A Cumulative Convertible Preferred Stock of HC Government Realty Trust, Inc.
2.7*	Certificate of Correction to the Articles Supplementary classifying and designating the 10.00% Series B Cumulative Convertible Preferred Stock of HC Government Realty Trust, Inc.
4.1	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017
4.2	Form of Series B Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019
4.3	Form of Common Stock Subscription Agreement, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019
4.4	Form of Series C Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020
6.1	Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.2
First Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.3	Limited Liability Company Agreement of Holmwood Portfolio Holdings, LLC, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.4
Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.4 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.5
Form of Tax Protection Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.5 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.6
Form of Registration Rights Agreement by and between Holmwood Capital, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.6 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.7
Form of Registration Rights Agreement by and between Holmwood Capital Advisors, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.7 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.8
Management Agreement by and among Holmwood Capital Advisors, LLC, HC Government Realty Trust, Inc. and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.9	Form of Independent Director Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.10	Form of Independent Director Indemnification Agreement, incorporated by reference to Exhibit 6.10 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.11
Form of Officer/Director Indemnification Agreement, incorporated by reference to Exhibit 6.11 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.12
2016 HC Government Realty Trust, Inc. Equity Incentive Plan, incorporated by reference to Exhibit 6.12 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.13
First Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of June 10, 2016, incorporated by reference to Exhibit 6.25 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.14
Second Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of May 26, 2017, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on June 2, 2017

6.15*	First Amendment to 2016 HC Government Realty Trust, Inc. Equity Incentive Plan
6.16
Second Amendment to the Amended and Restated Limited Partnership Agreement of HC Government Realty Holdings, L.P., dated March 14, 2019, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.17
Loan Agreement, dated March 19, 2019, by and between HC Government Holdings, L.P., the Lenders Party thereto and HCM Agency, LLC, as Collateral Agent, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.18
Holding Company Guaranty Agreement, dated March 19, 2019, by HC Government Realty Trust, Inc. and Holmwood Portfolio Holdings, LLC for the benefit of HCM Agency, LLC, as Collateral Agent and the Lenders, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.19
Security and Pledge Agreement, dated March 19, 2019, by and among HC Government Realty Holdings, L.P., Holmwood Portfolio Holdings, LLC, HC Government Realty Trust, Inc., HCM Agency, LLC, as Collateral Agent and the Lenders, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.20
Credit Agreement, dated October 22, 2019, by and among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc, Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as syndication agent and administrative agent, KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and the lenders from time to time party thereto, incorporated by reference to Exhibit 6.20 to the Company’s Annual Report on Form 1-K filed on April 3, 2020

6.21
Second Amendment to Loan Agreement, dated October 22, 2019, by and between HC Government Holdings, L.P., the Lenders Party thereto and HCM Agency, as Collateral Agent, incorporated by reference to Exhibit 6.21 to the Company’s Annual Report on Form 1-K filed on April 3, 2020

6.22
Increase Agreement and Amendment No. 1 to Credit Agreement, dated as of December 20, 2019, by an among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc., as Parent Guarantor, and Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as syndication agent, administrative agent and Lender, and IberiaBank and Synovus Bank, as Augmenting Lender, incorporated by reference to Exhibit 6.22 to the Company’s Annual Report Form 1-K filed on April 3, 2020

6.23
Limited Consent and Second Amendment to Credit Agreement, dated August 14, 2020, by and among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc., as Parent Guarantor, and Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as an administrative agent and Lender, and each of the other Lenders party thereto

6.24
Third Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., dated August 12, 2020, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020

8.1
Form of Escrow Agreement by and among Branch Banking & Trust Company, HC Government Realty Trust, Inc., and Orchard Securities, LLC, incorporated by reference to Exhibit 8.1 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

8.2
Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Orchard Securities, LLC and SANDLAPPER Securities, LLC, dated as of April 10, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on April 25, 2017

8.3
Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Boustead Securities, LLC and SANDLAPPER Securities, LLC, dated as of December 20, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 2, 2021.

HC GOVERNMENT REALTY TRUST, INC.

By:	/s/ Steven A. Hale II
Steven A. Hale II
Chairman, Chief Executive Officer and President

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Steven A. Hale II	Chairman, Chief Executive Officer and President	April 2, 2021
Steven A. Hale II	(principal executive officer)

/s/ Jacqlyn Piscetelli	Chief Financial Officer, Treasurer and Secretary	April 2, 2021
Jacqlyn Piscetelli	(principal financial officer and principal accounting officer)

/s/ Brad G. Garner	Director	April 2, 2021
Brad G. Garner

/s/ Matthew A. Hultquist	Director	April 2, 2021
Matthew A. Hultquist

/s/ Jeffrey S. Stewart	Director	April 2, 2021
Jeffrey S. Stewart

/s/ Anthony J. Sciacca, Jr.	Director	April 2, 2021
Anthony J. Sciacca, Jr.